As filed with the Securities and Exchange Commission on September 12, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUINIX, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0487526
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

301 Velocity Way, Fifth Floor

Foster City, CA 94404

(650) 513-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter F. Van Camp

Chief Executive Officer

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

(650) 513-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

The Commission is requested to send copies of all communications to:

Christopher A. Dillon

Brett A. Pletcher

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

(650) 321-2400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.0001	500,000 shares	$19.16	$9,580,000	$775.02

(1)	The price of $19.16 per share, which was the average of the high and low prices of the Common Stock on the Nasdaq National Market on September 9, 2003, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated September 12, 2003

500,000 Shares

EQUINIX, INC.

Common Stock

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE “ RISK FACTORS” STARTING ON PAGE 3.

The selling stockholders listed on page 15 are offering and selling 500,000 shares of our common stock under this prospectus. On June 5, 2003, Equinix sold Series A-2 Convertible Secured Notes to the selling stockholders. The shares being offered by the selling stockholders were acquired from Equinix when the selling stockholders exercised common stock warrants issued in connection with the sale of Series A-2 Convertible Secured Notes.

The selling stockholders may offer their Equinix stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

Our common stock is traded on The Nasdaq National Market under the symbol “EQIX.” On September 9, 2003, the closing bid price of the common stock on The Nasdaq National Market was $19.05 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September     , 2003

TABLE OF

RISK FACTORS

In addition to the other information in this report, the following risk factors should be considered carefully in evaluating our business and us:

Risks Related to Our Business

Equinix, i-STT and Pihana have limited operating histories and the market for each company’s services is still in its early stages.

We were founded in June 1998 and did not recognize any revenue until November 1999. i-STT was founded in January 2000 and did not recognize any revenue until May 2000. Pihana was founded in June 1999 and did not recognize any revenue until June 2000. We expect that we will encounter challenges and difficulties frequently experienced by early-stage companies in new and rapidly evolving international markets, such as our ability to generate cash flow, hire, train and retain sufficient operational and technical talent, and implement our plan with minimal delays. We may not successfully address any or all of these challenges and our failure to do so would seriously harm our business plan and operating results, and affect our ability to raise additional funds.

The combined company has incurred substantial losses in the past, may continue to incur additional losses in the future and will not be profitable until the combined company reverses this trend.

Equinix incurred losses of approximately $21.6 million for 2002 (this includes the benefit of a gain on debt extinguishment of $114.2 million), i-STT incurred losses of approximately $8.0 million for 2002 and Pihana incurred losses of approximately $148.5 million for the same period. For the six months ended June 30, 2003, the combined company incurred additional losses of $46.8 million. In recent periods, the combined company has not generated cash from operations. Even if the combined company achieves profitability, given the competitive and evolving nature of the industry in which it operates, the combined company may not be able to sustain or increase profitability on a quarterly or annual basis.

The combination will delay, and may prevent, our profitability as a result of factors including:

•	significant operating losses and lower gross margins generated by Pihana’s IBX hubs;

•	costs associated with integrating the three businesses; and

•	fees and costs associated with completing these transactions, including professional fees.

As a result of these increased expenses, the combined company will need to increase revenues in order to reach profitability. If we are unable to sufficiently grow revenues while reducing costs, we may not be able to comply with the covenants in our credit facility. If we breach the credit facility, the banks could require repayment of all amounts previously drawn down and we do not have sufficient cash reserves to repay such amounts.

We expect our operating results to fluctuate.

Equinix, i-STT and Pihana have each experienced fluctuations in their respective results of operations on a quarterly and annual basis. The fluctuation in their operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet industries;

•	growth or decline of Internet use;

•	customer insolvency;

•	the ability of our customers to obtain financing or to fund their capital expenditures;

•	demand for space and services at our IBX hubs;

•	our pricing policies and the pricing policies of our competitors;

•	the timing of customer installations and related payments;

•	customer retention and satisfaction;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and services and the gross margins associated with our products and services;

•	competition in the markets;

•	conditions related to international operations;

•	the timing and magnitude of capital expenditures and expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets;

•	the cost and availability of adequate public utilities, including power;

•	ability to obtain, transfer, or maintain licenses required by governmental entities with respect to the combined business;

•	compliance with governmental regulation with which we have little experience; and

•	the effects of terrorist activity and armed conflict, such as disruptions in general economic activity, changes in logistics and security arrangements, and reduced customer demand for our services.

Any of the foregoing factors, or other factors discussed elsewhere in this report, could have a material adverse effect on our business, results of operations, and financial condition. Although the combined company has experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. It is possible that the combined company may never achieve profitability on a quarterly or annual basis. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization, and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of the combined company’s future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

If we cannot generate higher revenues, while reducing costs by combining the businesses, we may not be able to comply with the covenants in the credit facility. If the combined company breaches the credit facility, the banks could require repayment of all amounts previously drawn and the combined company will not have sufficient cash reserves to repay such amounts.

If we cannot successfully integrate Pihana’s and i-STT’s respective existing business operations, we may not achieve the anticipated benefits of the combination.

Integrating i-STT and Pihana into our business operations involves a number of risks, including:

•	the difficulties and expenses in combining the operations, technology and computer systems and software applications of the three companies;

•	the different geographic locations of the principal operations of us, i-STT and Pihana;

•	the difficulties in integrating the companies’ key revenue-generating services in a way that would be accepted in the market;

•	the difficulties in the creation and maintenance of uniform standards, controls, procedures and policies;

•	the diversion of management’s attention from ongoing operations;

•	the challenges in keeping and attracting customers; and

•	the introduction of new or enhanced services.

If we are to realize the anticipated benefits of the combination, our operations must be efficiently and effectively integrated with the operation of i-STT and Pihana. There can be no assurance that the integration will be successful or that the anticipated benefits of the combination will be realized.

If we cannot effectively integrate and manage international operations, our revenues may not increase and our business and results of operations would be harmed.

In 2002, our sales outside North America represented less than 1% of our revenues, i-STT’s sales outside North America represented approximately 100% of its revenues and Pihana’s sales outside North America represented approximately 45% of its revenues. For the six months ended June 30, 2003, the combined company recognized 15% of its revenues outside North America. We anticipate that, for the foreseeable future, approximately 15% to 20% of the combined company’s revenues will be derived from sources outside North America. Our management team is comprised primarily of Equinix executives before the combination, some of whom have had limited or no experience overseeing international operations.

To date, the neutrality of the Equinix IBX hubs and the variety of networks available to our customers has often been a competitive advantage for us. In certain of our recently acquired IBX hubs, in Singapore in particular, the limited number of carriers available diminishes that advantage. As a result, we may need to adapt our key revenue-generating services and pricing to be competitive in that market.

We may experience gains and losses resulting from fluctuations in foreign currency exchange rates, for which hedging activities may not adequately protect us. Where our prices are denominated in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making our products more expensive in local currencies. Our international operations are generally subject to a number of additional risks, including:

•	costs of customizing IBX hubs for foreign countries;

•	protectionist laws and business practices favoring local competition;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing foreign operations;

•	political and economic instability;

•	ability to obtain, transfer, or maintain licenses required by governmental entities with respect to the combined business; and

•	compliance with governmental regulation with which we have little experience.

To date, the majority of Equinix’s revenues and costs have been denominated in U.S. dollars; the majority of i-STT’s revenues and costs have been denominated in Singapore dollars and the majority of Pihana’s revenues and costs have been denominated in U.S. dollars, Japanese yen and Australian, Hong Kong and Singapore dollars. However, we expect that in the future an increasing portion of revenues and costs will be denominated in foreign currencies. Although the combined company may undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, it does not currently intend to eliminate all foreign currency transaction exposure.

STT Communications holds a substantial portion of our stock and has significant influence over matters requiring stockholder consent.

STT Communications currently owns approximately 27% of our outstanding voting stock. Because of the diffuse ownership of our stock, STT Communications has significant influence over matters requiring our stockholder approval. Following the expiration of restrictions on STT Communications preventing it from converting its convertible secured notes and warrants into voting stock if, as a result, STT Communications will own more than 40% of our voting stock, STT Communications will effectively control the company and the election of directors to our board of directors. Consequently, STT Communications will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could prevent or delay a third party from acquiring or merging with us.

We need to improve and implement financial and managerial controls and improve our reporting systems and procedures. If we are unable to do so successfully, we may not be able to manage growth effectively and our operating results would be harmed.

In order to manage the integration of the i-STT and Pihana businesses, we need to continue to improve our financial and managerial controls and reporting systems and procedures. Any inability of our management to integrate additional companies, employees, technology advances and customer service into operations and to eliminate unnecessary duplication may have a materially adverse effect on our business, financial condition and results of operations.

We may be forced to take steps, and may be prevented from pursuing certain business opportunities, to ensure compliance with certain tax-related covenants agreed to by us in the combination agreement.

We agreed to a covenant in the combination agreement (which we refer to as the FIRPTA covenant) that we would use all commercially reasonable efforts to ensure that at all times from and after the closing of the combination until such time as neither STT Communications nor its affiliates hold our capital stock or debt securities (or the capital stock received upon conversion of the debt securities) received by STT Communications in connection with the consummation of the transactions contemplated in the combination agreement, none of our capital stock issued to STT Communications constitute “United States real property interests” within the meaning of Section 897(c) of the Internal Revenue Code of 1986, which we call the Code. Under Section 897(c) of the Code, our capital stock issued to STT Communications would generally constitute “United States real property interests” at such point in time that the fair market value of the “United States real property interests” owned by us equals or exceeds 50% of the sum of the aggregate fair market values of (a) our “United States real property interests,” (b) our interests in real property located outside the U.S., and (c) any other assets held by us which are used or held for use in our trade or business. Given that we currently own significant amounts of “United States real property interests,” we may be limited with respect to the business opportunities we may pursue, particularly if the business opportunities would increase the amounts of “United States real property interests” owned by us or decrease the amount of other assets owned by us. In addition, pursuant to the FIRPTA covenant we may be forced to take commercially reasonable proactive steps to ensure our compliance with the FIRPTA covenant, including, but not limited to, (a) a sale-leaseback transaction with respect to all real property interests, or (b) the formation of a holding company organized under the laws of the Republic of Singapore which would issue shares of its capital stock in exchange for all of our outstanding stock (this reorganization would require the submission of that transaction to our stockholders for their approval and the consummation of that exchange).

Our non-U.S. customers include numerous related parties of i-STT.

In the past, a substantial portion of i-STT’s financing, as well as its revenues, has been derived from its affiliates. We continue to have contractual and other business relationships and may engage in material transactions with affiliates of STT Communications. Circumstances may arise in which the interests of STT Communications’ affiliates may conflict with the interests of our other stockholders. In addition, Singapore Technologies Pte Ltd, an affiliate of STT Communications, makes investments in various companies; it has invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. There can be no assurance that any conflicts of interest will be resolved in our favor.

Our success is dependent on the retention of our executive officers and key employees.

We are substantially dependent upon the continued service of our executive officers. In addition, we are dependent on the retention of key employees of Pihana and i-STT who have knowledge of the applicable local business environment and data center operations. Without these individuals as part of the management team, it would be significantly more difficult to efficiently and effectively integrate our critical functions and compete effectively against other Internet infrastructure companies.

We have significant debt and we may not generate sufficient cash flow to meet our debt service obligations.

Our total debt consists primarily of the following:

•	a total of $30.5 million principal amount of senior notes;

•	a total of $90.5 million principal amount of loans under our credit facility;

•	a total of $41.4 million of convertible secured notes; and

•	approximately $5.2 million of other outstanding debt facilities and capital lease obligations.

Under the terms of the combination agreement, we are contractually obligated to use our reasonable best efforts to obtain the release of STT Communications from a bank guarantee associated with i-STT’s unconsolidated Thailand joint venture, i-STT Nation Limited. Such efforts may include i-STT assuming such guarantee if it is commercially reasonable to do so. This guarantee is for 60% of a Thai baht 260,000,000 bank loan (approximately $6,188,000 as translated using effective exchange rates at June 30, 2003), of which Thai baht 58,300,000 is currently outstanding as of June 30, 2003 (approximately $1,388,000 as translated using effective exchange rates at June 30, 2003). In July 2003, Equinix, STT Communications and their Thailand joint venture partner, Nation Digital Media, entered into an agreement to wind-down i-STT Nation Limited. Under the terms of the Thailand joint venture wind-down agreement, Nation Digital Media obtained title to all assets of i-STT Nation Limited; STT Communications agreed to assume 100% of the Thai bank loan; and STT Communications and Equinix agreed to fund the wind-down costs of i-STT Nation Limited. As of June 30, 2003, we expect that our share of all wind-down costs will be approximately $650,000, which is included as a liability in the consolidated financial statements at June 30, 2003. As a result of the Thailand joint venture wind-down agreement, neither Equinix nor i-STT have assumed any portion of this bank guarantee nor do we expect to in the future.

The amount of our debt could have important consequences, including:

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on indebtedness, thereby reducing the funds available for operations;

•	limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;

•	impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise; and

•	making us more vulnerable if a general economic downturn continues or if its businesses experience difficulties.

If we cannot generate sufficient additional revenue and recognize sufficient synergy savings by combining the businesses, we may not be able to meet our debt service obligations or repay our debt when due or comply with other covenants in the credit facility. If we breach the credit facility, the banks could require repayment of all amounts previously drawn down, and we do not have sufficient cash reserves to repay such amounts.

We may be unable to raise the funds necessary to repay or refinance our indebtedness.

We are obligated to make principal and/or interest payments on our credit facility each year until 2006 and on our senior notes each year until 2007. Additionally, our credit facility matures in 2006 and the convertible secured notes and our senior notes mature in 2007. Each of these obligations require significant amounts of liquidity. We may need additional capital to fund those obligations. Our ability to arrange financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions generally, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically;

•	the success of our IBX hubs; and

•	provisions of tax and securities laws that are conducive to raising capital.

If we need additional funds, our inability to raise them will have an adverse effect on our operations. If we decide to raise additional funds by incurring debt, we may become subject to additional or more restrictive financial covenants and ratios.

We are subject to restrictive covenants under the credit facility that limit our flexibility in managing our business.

Our credit facility requires that the combined company maintain specific financial ratios and comply with covenants, including a monthly cash covenant, and contains numerous restrictions on our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financial arrangements are, and future financing arrangements are likely to be, secured by substantially all of our assets. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of outstanding indebtedness and cause our debt to become immediately due and payable. If an acceleration occurs, we will not be able to repay our debt, and it is unlikely that we will be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

A significant number of shares of our capital stock issued in connection with the combination, the financing, the Crosslink financing and the senior note exchange may be sold in the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

We issued a large number of shares of our capital stock to the former Pihana stockholders, STT Communications, and holders of our senior notes in connection with the combination, financing and senior note exchange and to Crosslink Capital in connection with the Crosslink financing. The shares of common stock issued in the senior note exchange may be sold into the public market immediately following the closing of the exchange. The shares of common stock issued in connection with the combination have been registered for resale as of June 30, 2003. Subject to the restrictions described in our proxy statement dated December 12, 2002, the senior notes and warrants issued in connection with the financing and the Crosslink financing are immediately convertible or exercisable into shares of common stock and the underlying shares of common stock may be registered for resale. Sales of a substantial number of shares of our common stock by these parties within any narrow period of time could cause our stock price to fall. In addition, the issuance of the additional shares of our common stock as a result of these transactions will reduce our earnings per share, if any. This dilution could reduce the market price of our common stock unless and until we achieve revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. There can be no assurance that we will achieve revenue growth, cost savings or other business economies.

Our profitability is affected by the average selling price of our services and our operations efficiency rates.

Decreases in the average selling prices of our, i-STT’s, and Pihana’s services have had and will continue to have a material adverse effect on our profitability. Historically, the average per square foot selling price of our, i-STT’s and Pihana’s services have declined since the commencement of their respective operations. Our ability to achieve profitability will continue to be dependent, in large part, upon our ability to offset any decreases in average per square foot selling prices by improving operations efficiency, and increasing the value added services provided at our IBX hubs. If we are unable to do so, our business, financial condition and results of operations could be materially adversely affected.

We resell products and services of third parties that may require us to pay for such services even if our customers fail to pay us for the services which may have a negative impact on our operating results.

In order to provide resale services such as bandwidth, managed services, backup and recovery services and other network management services, we will contract with third party service providers. These services require us to enter into fixed term contracts for services with third party suppliers of products and services. If we experience the loss of a customer who has purchased a resale product, we will remain obligated to continue paying monies to our suppliers for the term of the underlying contracts. The payment of these obligations without a corresponding payment from customers will reduce our financial resources and may have a material adverse affect on our financial performance and operating results.

We may not be able to compete successfully against current and future competitors.

Our IBX hubs and other products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

Because of their greater financial resources, some of these companies have the ability to adopt aggressive pricing policies. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have IBX hubs. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX hubs. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected.

We may also face competition from persons seeking to replicate our IBX concept. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in peering arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it will be extremely difficult to convince them to relocate to our IBX hubs.

Because we depend on the development and growth of a balanced customer base, failure to attract and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including network service providers, site and performance management companies, and enterprise and content companies. The more balanced the customer base within each IBX hub, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our IBX hubs will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the IBX hub’s operating reliability and security and our ability to effectively market our services. In addition, some of our customers are and will continue to be Internet companies that face many competitive pressures and that may not ultimately be successful. If these customers do not succeed, they will not continue to use the IBX hubs. This may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

Our products and services have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to license cabinet space in the IBX hubs and to purchase additional services typically involves a significant commitment of resources and will be influenced by, among other things, the customer’s confidence in our financial strength. In addition, some customers will be reluctant to commit to locating in our IBX hubs until they are confident that the IBX hub has adequate carrier connections. As a result, we have a long sales cycle. Delays due to the length our sales cycle may materially adversely affect our business, financial condition and results of operations.

We depend on a number of third parties to provide Internet connectivity to our IBX hubs; if connectivity is interrupted or terminated, our operating results and cash flow will be materially adversely affected.

The presence of diverse telecommunications carriers’ fiber networks to our IBX hubs is critical to our ability to attract new customers. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results.

We are not a telecommunications carrier, and as such we rely on third parties to provide our customers with carrier services. We rely primarily on revenue opportunities from their customers to encourage carriers to invest the capital and operating resources required to build facilities from their locations to our IBX hubs. Carriers will likely evaluate the revenue opportunity of an IBX hub based on the assumption that the environment will be highly competitive. There can be no assurance that any carrier will elect to offer its services within our IBX hubs. In addition, there can be no assurance once a carrier has decided to provide Internet connectivity to our IBX hubs that it will continue to do so for any period of time.

The construction required to connect multiple carrier facilities to our IBX hubs is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our IBX hubs does not occur or is materially delayed or is discontinued, our operating results and cash flow will be adversely affected. Further, many carriers are experiencing business difficulties. As a result, some carriers may be forced to terminate connectivity within our IBX hubs.

We have service level commitment obligations to certain of our customers. As a result, service interruptions or significant equipment damage in our IBX hubs, whether or not within our control, could result in service level commitments to these customers. Our liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations, particularly in the early stage of our development, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable service. We must protect customers’ IBX infrastructure and customers’ equipment located in our IBX hubs. The services we provide are subject to failure resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	water damage;

•	power loss;

•	sabotage and vandalism; and

•	failure of business partners who provide the combined company’s resale products.

Problems at one or more of our IBX hubs, whether or not within our control, could result in service interruptions or significant equipment damage. In the past, a limited number of our customers have experienced temporary losses of power and failure of our services levels on products such as bandwidth connectivity. If we incur significant financial commitments to our customers in connection with a loss of power, or our failure to meet other service level commitment obligations, our liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations, particularly in the early stage of our development, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Furthermore, we will be dependent upon Internet service providers, telecommunications carriers and other website operators in the U.S., Asia and elsewhere, some of which may have experienced significant system failures and electrical outages in the past. Users of our services may in the future experience difficulties due to system failures unrelated to our systems and services. If for any reason, these providers failed to provide the required services, our business, financial condition and results of operations could be materially adversely impacted.

A portion of the managed services business we acquired in the combination involves the processing and storage of confidential customer information. Inappropriate use of those services could jeopardize the security of customers’ confidential information causing losses of data or financially impacting us or our customers. Efforts to alleviate problems caused by computer viruses or other inappropriate uses or security breaches may lead to interruptions, delays or cessation of our managed services.

There is no known prevention or defense against denial of service attacks. During a prolonged denial of service attack, the Internet service will not be available for several hours, thus impacting hosted customers on-line business transactions. Affected customers might file claims against us under such circumstances.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our IBX hubs are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in California during 2001, and limitations, especially internationally, of adequate power resources. The overall power shortage in California has increased the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

We may experience service interruptions, loss of customers and drain on resources if we are unable to renew our facility leases.

We have several short-term leases on our IBX hubs that are located outside of North America. For example, we currently lease approximately 86,100 square feet for our facility in Singapore, of which approximately 71,900 square feet expires in the third quarter of 2003. Upon its expiration, we may not be able to renew our leases under reasonable terms, if at all and may have to relocate our IBX hubs to other facilities. A relocation of any IBX hub could result in service interruptions and significant additional expenses. In addition, seeking a new facility could divert management’s attention and our resources.

We may make acquisitions, which pose integration and other risks that could harm our business.

We may seek to acquire complementary businesses, products, services and technologies. As a result of these acquisitions, we may be required to incur additional debt and expenditures and issue additional shares of our stock to pay for the acquired business, product, service or technology, which will dilute existing stockholders’ ownership interest in the combined company. In addition, if we fail to successfully integrate and manage acquired businesses, products, services and technologies, our business and financial results would be harmed.

We are subject to securities class action litigation, which may harm our business and results of operations.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against us, a number of our officers and directors, and several investment banks that were underwriters of our initial public offering. The suits allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. In July 2003 a special litigation committee of our board of directors agreed to participate in a settlement with the plaintiffs. The settlement agreement is subject to court approval and sufficient participation by defendants in similar actions. If the proposed settlement is not approved by the court or a sufficient number of defendants do not participate in the settlement, the defense of this litigation may increase our expenses and divert management’s attention and resources. An adverse outcome in this litigation could seriously harm our business and results of operations. In addition, we may, in the future, be subject to other securities class action or similar litigation.

Risks related to our Industry

If the economy does not improve and the use of the Internet and electronic business does not grow, our revenues may not grow.

Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand for Internet services and products are subject to a high level of uncertainty and are subject to significant pricing pressure, especially in Asia-Pacific. In addition, even if consumers do adopt and continue to use online services, we do not expect a significant increase in revenues until the economy begins to improve generally. As a result, we cannot be certain that a viable market for our IBX hubs will materialize. If the market for our IBX hubs grows more slowly than we currently anticipate, our revenues will not grow and our operating results will suffer. If we cannot grow revenues while reducing costs, we may not be able to comply with the covenants in our credit facility. If we breach the credit facility, the banks could require repayment of all amounts previously drawn down and we do not have sufficient cash reserves to repay such amounts.

Government regulation may adversely affect the use of the Internet and our business.

Various laws and governmental regulations governing Internet related services, related communications services and information technologies, and electronic commerce remain largely unsettled, even in areas where there has been some legislative action. This is true both in the U.S. and the various foreign countries in which we now operate. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications services, and taxation, apply to the Internet and to related services such as ours. The combined company has little experience with such international regulatory issues and substantial resources of the company may be required to comply with regulations or bring any non-complaint business practices into compliance with such regulations. In addition, the development of the market for online commerce and the displacement of traditional telephony service by the Internet and related communications services may prompt increased call for more stringent consumer protection laws or other regulation both in the U.S. and abroad, that may impose additional burdens on companies conducting business online and their services providers. The compliance with, adoption of or modification of laws or regulations relating to the Internet, or interpretations of the existing law, could have a material adverse effect on our business, financial condition and results of operation.

Recent terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions internationally. These effects may, in turn, result in increased costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our IBX hubs.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. Statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act, including statements regarding Equinix’s financial outlook, competitive position, business strategies, expectations, beliefs, intentions or other strategies regarding the future. All forward-looking statements included in this document are based on information available to Equinix on the date hereof, and Equinix assumes no obligation to update any such forward-looking statements. Equinix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under “Risk Factors.” You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.

USE OF PROCEEDS

All net proceeds from the sale of Equinix common stock will go to the stockholders that offer and sell their shares. Accordingly, Equinix will not receive any proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth certain information, as of August 31, 2003, with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution.”

On June 5, 2003, Equinix sold Series A-2 Convertible Secured Notes to the selling stockholders. The shares being offered by the selling stockholders were acquired from Equinix when the selling stockholders exercised common stock warrants issued in connection with the sale of Series A-2 Convertible Secured Notes. The shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act.

Equinix has filed with the SEC, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on The Nasdaq National Market or in privately-negotiated transactions. Equinix has agreed to use its best efforts to keep such registration statement effective until the earlier of such time as (i) all the shares have been sold or (ii) any portion of the shares may be sold under Rule 144 of the Securities Act.

Some of the selling stockholders listed below may distribute their respective shares to their general or limited partners. Any shares so distributed may be offered hereunder by the general or limited partners of the distributing selling stockholders. Each general or limited partner distribute will be deemed to be a selling stockholder for purposes of this prospectus with respect to the distributed shares.

The Shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

Name and Address of Selling Stockholders***	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After the Offering**
	Number of Shares		Percent		Number of Shares	Percent
Crosslink Ventures IV, L.P.(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	1,104,000	(2)	10.78%	184,000	920,000	8.98%
Crosslink Omega Ventures I GmbH & Co. KG(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	48,300	(3)	*	8,050	40,250	*

*	Less than 1%.
**	Assumes sale of all the shares offered; however, the selling stockholders may or may not sell all or any of the offered shares.
***	Includes limited partners, donees and pledgees selling shares that are received from a named selling stockholder.
(1)	Gary Hromadko is a venture partner with Crosslink Capital and a current director of Equinix.
(2)	Includes 184,000 shares of common stock received upon the exercise of a common stock warrant, and 920,000 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.
(3)	Includes 8,050 shares of common stock received upon the exercise of a common stock warrant, and 40,250 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.

Name and Address of Selling Stockholders***	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After the Offering**
	Number of Shares		Percent		Number of Shares	Percent
Offshore Crosslink Omega Ventures IV(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	391,200	(4)	4.05%	65,200	326,000	3.38%
Omega Bayview IV(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	83,400	(5)	*	13,900	69,500	*
Crosslink Crossover Fund III(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	1,026,600	(6)	10.08%	171,100	855,500	8.40%
Offshore Crosslink Crossover Fund III(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	196,500	(7)	2.07%	32,750	163,750	1.73%
Gary Hromadko(1) Two Embarcadero Center Suite 2200 San Francisco, CA 94111	150,000	(8)	1.59%	25,000	125,000	1.32%
TOTAL	3,000,000		—	500,000	2,500,000	—

(4)	Includes 65,200 shares of common stock received upon the exercise of a common stock warrant, and 326,000 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.
(5)	Includes 13,900shares of common stock received upon the exercise of a common stock warrant, and 69,500 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.
(6)	Includes 171,100 shares of common stock received upon the exercise of a common stock warrant, and 855,500 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.
(7)	Includes 32,750 shares of common stock received upon the exercise of a common stock warrant, and 163,750 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.
(8)	Includes 25,000 shares of common stock received upon the exercise of a common stock warrant, and 125,000 shares of common stock that could be issued upon conversion of a Series A-2 Convertible Secured Note.

PLAN OF DISTRIBUTION

The term “selling stockholders,” as used in this prospectus, includes limited partners, donees and pledgees selling shares that are received from a named selling stockholder.

The shares covered by this prospectus may be sold by the selling stockholders or their transferees, distributes, pledges, donees or other successors in interest at various times in one or more of the following transactions:

•	In the over-the-counter market;

•	On the Nasdaq National Market;

•	In privately negotiated transactions; or

•	In a combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for Equinix by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Equinix, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this Registration Statement on Form S-3 by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Pihana Pacific, Inc. as of December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001 and for the period from June 11, 1999 (date of inception) to December 31, 1999 included in this Registration Statement on Form S-3 in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s website at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 27, 2003, as amended on April 25, 2003.

2.	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 15, 2003.

3.	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed on August 4, 2003.

4.	Current Report on Form 8-K, filed January 2, 2003.

5.	Current Report on Form 8-K, filed January 2, 2003.

6.	Current Report on Form 8-K, filed March 5, 2003.

7.	Current Report on Form 8-K, filed May 1, 2003.

8.	Current Report on Form 8-K, filed August 1, 2003, as amended on August 4, 2003.

9.	A description of Equinix common stock is contained in Equinix’s registration statement prospectus, filed pursuant to Rule 424(b) on August 11, 2000.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 513-7000 or by writing to us at the following address:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Attn: Investor Relations

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED STATEMENT OF OPERATIONS

The following unaudited pro forma combined consolidated condensed statement of operations has been prepared to give effect to the combination of Equinix, Inc. (“Equinix” or the “Company”), Pihana Pacific, Inc. (“Pihana”) and i-STT Pte Ltd (“i-STT”) using the purchase method of accounting (the “Combination”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed statement of operations, including an investment in the Company by i-STT’s parent company, STT Communications Ltd (“STT Communications”) (the “Financing”), and further reductions in amounts outstanding under both the Senior Notes and the Amended and Restated Credit Facility. The above noted transactions, specifically, the Combination, Financing and further reductions in amounts outstanding under both the Senior Notes and Amended and Restated Credit Facility, occurred on December 31, 2002. However, this pro forma statement of operations was prepared as if the Combination and related transactions had been completed as of December 31, 2001. Equinix continues to operate under the existing Equinix senior management team with Peter Van Camp as CEO and is headquartered in Foster City, California.

The unaudited pro forma combined consolidated condensed statement of operations is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have actually been reported had the Combination, Financing and further reductions in amounts outstanding under both the Senior Notes and the Amended and Restated Credit Facility, occurred as of December 31, 2001 for statement of operations purposes, nor is it necessarily indicative of the future financial position. The unaudited pro forma combined consolidated condensed statement of operations includes adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of i-STT and Pihana, including intangible assets acquired in connection with i-STT. Any change in the fair value of the net assets of i-STT and Pihana will likely change the amount of the purchase price allocable to goodwill for i-STT and property and equipment for Pihana.

This unaudited pro forma combined consolidated condensed statement of operations is based upon the respective historical unaudited consolidated statement of operations of Equinix and Pihana and the historical unaudited consolidated statement of operations of i-STT, adjusted to generally accepted accounting principles in the United States of America, and should be read in conjunction with the historical consolidated financial statements of Equinix, i-STT and Pihana and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on December 12, 2002.

Although i-STT is not significant under SEC Regulation S-X Rule 3-05, we have included i-STT’s results in the accompanying unaudited pro forma information because the Combination, Financing and Senior Note Exchange were consummated in conjunction with each other and we believe that the inclusion of i-STT is meaningful to the understanding of the Company’s pro forma results of operations.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

(In thousands, except per share data)

	Equinix	Historical Pihana	i-STT	Pro Forma
				Adjustments		Combined
Revenues	$77,188	$4,961	$11,113	$(112	)(a)	$93,150

Costs and operating expenses:
Cost of revenues	104,073	30,354	11,633	(13,014	)(b)	133,046
Sales and marketing	15,247	6,484	1,585	2,100	(c)	25,416
General and administrative	30,659	9,815	4,185	(1,171	)(d)	43,488
Restructuring and impairment charges	28,885	113,297	—	(101,683	)(e)	40,499

Total costs and operating expenses	178,864	159,950	17,403	(113,768)		242,449
Loss from operations	(101,676)	(154,989)	(6,290)	113,656		(149,299)
Interest income	998	1,608	17	(4	)(f)	2,619
Interest expense	(35,098)	(200)	(386)	13,656	(g)	(22,028)
Gain on debt extinguishments	114,158	—	—	(114,158	)(h)	—
Equity in losses of affiliates	—	—	(867)	—		(867)
Taxes	—	242	—	—		242
Other	—	4,869	(490)	(5,254	)(i)	(875)

Net loss	$(21,618)	$(148,470)	$(8,016)	$7,896		$(170,208)

Net loss per share—basic and diluted	$(7.23)					$(20.39)

Shares used in per share calculation—basic and diluted	2,990			5,358	(j)	8,348

The accompanying notes are an integral part of this

unaudited pro forma combined consolidated condensed statement of operations.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED STATEMENT OF OPERATIONS

The unaudited pro forma combined consolidated condensed statement of operations included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

1. BASIS OF PRO FORMA PRESENTATION

On October 2, 2002, the Company entered into a combination agreement (the “Combination Agreement”) to purchase all of the issued and outstanding stock of i-STT, a wholly-owned Internet infrastructure services subsidiary of STT Communications, in exchange for $10,000 and approximately 3.0 million shares of common and preferred stock, representing approximately 27.5% of the modified fully diluted share amount at closing and Pihana, a leading provider of neutral Internet exchange data center services and managed e-infrastructure services in Asia-Pacific, in exchange for $10,000 and approximately 2.4 million shares of common stock, or approximately 22.5% of the modified fully diluted share amount. These acquisitions are herein referred to as the “Combination”. The Combination was completed on December 31, 2002. The combined company continues to operate under the Equinix name and management. Separately, STT Communications made a $30.0 million strategic investment in the Company in the form of convertible secured notes with detachable warrants for the further issuance of approximately 1.0 million shares of stock. This transaction is herein referred to as the “Financing”. The Financing was completed on December 31, 2002. Equinix accounted for the Combination under the purchase method of accounting. In addition to giving effect to the Combination and Financing, this pro forma statement of operations has been adjusted to present the impact of the Senior Note Exchange and further reduction in the Amended and Restated Credit Facility discussed below. The Senior Note Exchange and further reduction in the Amended and Restated Credit Facility were also completed on December 31, 2002.

The parties to the transaction considered the guidance provided in paragraph 17 of Statement of Financial Accounting Standard 141, Business Combinations and determined that Equinix was the acquiring entity in the combination. This determination was based on a number of factors including the fact that the former Equinix stockholders will have the largest voting percentage of the outstanding stock. Following the issuance of common and redeemable preferred shares by Equinix in the Combination, the former Equinix stockholders have a 51.0% voting interest in the combined entity. In addition, Equinix is the larger entity and its current management team continues to run the day-to-day operations of the combined company, no party controls a majority of the board of directors and the combined company continues to operate under the Equinix name and is headquartered in Foster City, California.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

In connection with the Combination, Equinix issued $30 million in the form of a convertible secured note, which is convertible into the Company’s capital stock on a one for one basis. This note issued to STT Communications shall initially be convertible into shares of preferred stock at any time at the holder’s option. There are two classes of preferred stock, Series A and Series A-1. Series A preferred stock is convertible at any time, at the option of the holder, into common stock of Equinix up to the point at which (a) STT Communications has a 40% voting interest in Equinix or (b) the value of voting interests held by STT Communications exceeds $50 million. Thereafter, conversion of the convertible secured note will result in the issuance of Series A-1, non-voting preferred shares. While STT Communications is able to convert their note at any time after the closing, there are a number of factors, in addition to the anticipated premium built into the conversion price, that suggest that this note will not be converted into equity. These include the fact that:

•	the holder of the convertible secured note will enjoy the priority position of debt over equity;

•	the holder of the convertible secured note will receive interest at the rate of 14% per annum, initially payable in PIK Notes (see Note 4—Financing) semi-annually in arrears, on the unpaid principal balance;

•	the convertible secured note held is secured by the Asia-Pacific operations of the combined company, thereby providing security; and

•	the combined company will have approximately $82.5 million of debt due during 2005.

As a result of these factors, management does not expect the holder of the convertible secured note to convert voluntarily prior to maturity. In the event debt securities are converted and STT Communications’ voting interest is maximized (at 40%), Equinix would hold a 42.7% voting interest, STT Communications 40% and Pihana 17.3%.

In connection with the Combination and Financing, the Company entered into the Second Amendment to the Amended and Restated Credit Facility. The most significant terms and conditions of this amendment are:

•	The Company was granted a full waiver of previous covenant breaches and was granted consent to use cash in connection with the Senior Note Exchange (see Note 5—Senior Note Exchange).

•	Future revenue and EBITDA covenants were eliminated and the remaining minimum cash balance and maximum capital expenditure covenants and other ratios were reset consistent with the expected future performance of the combined Company for the remaining term of the loan.

•	The Company permanently repaid $8.5 million of the then currently outstanding $100.0 million balance bringing the total amount owed under this facility to $91.5 million.

•	The amortization schedule for the Credit Facility was amended such that the minimum amortization due in 2003-2004 was significantly reduced.

Also in connection with the Combination, Financing and further amendment to the Credit Facility, the Company obtained agreements from the holders of a large percentage of its outstanding Senior Notes whereby such holders agreed to tender their Senior Notes to the Company for a combination of cash and common stock and to amend the terms of the Senior Notes. This transaction is herein referred to as the “Senior Note Exchange”.

Furthermore, in connection with the Combination, Financing and Senior Note Exchange transactions described above, in order to comply with the requirements of the Nasdaq National Market, the Company initiated a 32 for 1 reverse stock split, which also took effect on December 31, 2002. All share and per share amounts have been adjusted to give effect to the stock split.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2002 was prepared by combining the historical unaudited consolidated condensed statement of operations data for the year ended December 31, 2002 for Equinix and Pihana and the historical consolidated statement of operations data of i-STT, as adjusted to comply with generally accepted accounting principles in the United States, as if the Combination and related transactions had been consummated on December 31, 2001.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

2. PURCHASE PRICE—PIHANA

On December 31, 2002, a wholly-owned subsidiary of the Company merged with and into Pihana (the “Pihana Acquisiton”). Pihana is a similar business to that of Equinix with IBX hub operations in Singapore; Tokyo, Japan; Sydney, Australia; Hong Kong, China, as well as Los Angeles and Honolulu in the U.S. The entire purchase price of $28,376,000 was comprised of (i) 2,416,379 shares of the Company’s common stock, with a total value of $25,517,000, (ii) total cash consideration and direct transaction costs of $2,701,000 and (iii) the value of Pihana shareholder warrants assumed in the Pihana Acquisition of $176,000 (the “Pihana Shareholder Warrants”). The fair market value of the Company’s stock issued was determined using the five-trading-day average price of the Company’s common stock surrounding the date the transaction was announced in October 2002. The fair value of the Pihana Shareholder Warrants, which represent the right to purchase 133,442 shares of the Company’s common stock at an exercise price of $191.81 per share, was determined using the Black-Scholes option-pricing model and the following assumptions: fair market value per share of $5.70, dividened yield of 0%, expected volatility of 135%, risk-free interest rate of 4% and a contractual life of approximately 3 years.

The preliminary purchase price, including direct merger costs, have been allocated to assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The estimated fair value of the assets and liabilities assumed is summarized as follows (in thousands):

Cash and cash equivalents	$33,341
Accounts receivable	754
Other current assets	1,773
Property and equipment	6,057
Restricted cash	927
Other assets	2,329

Total assets acquired	45,181
Accounts payable and accrued expenses	(3,455)
Accrued restructuring charges and transaction fees	(9,470)
Other current liabilities	(42)
Capital lease obligations	(1,536)
Other liabilities	(2,302)

Net assets acquired	$28,376

The Company accounted for the Pihana Acquisition using the purchase method. Included in the net liabilities assumed are total restructuring charges of $9,470,000, which relate primarily to the exit of the undeveloped portion of the Pihana Los Angeles IBX hub leasehold, severance related to an approximate 30% reduction in workforce, including several officers of Pihana and some transaction-related professional fees. A substantial portion of these costs were paid in January 2003. Prior to December 31, 2002, Pihana sold their Korean IBX hub operations, which was excluded from the Pihana Acquisition, terminated or amended several operating leaseholds and recorded a substantial impairment charge against the value of their property and equipment assumed in the Pihana Acquisition. While the Company does not expect there will be any changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would likely result in a change to the amount of property and equipment assumed in the Pihana Acquisition.

There were no historical transactions between Equinix and Pihana. Certain reclassifications have been made to conform Pihana’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments such as restructuring costs to be incurred in connection with the merger or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

3. PURCHASE PRICE—i-STT

On December 31, 2002, a wholly-owned subsidiary of the Company acquired all issued and oustanding shares of i-STT from STT Communications (the “i-STT Acquisiton”). i-STT is a similar business to that of Equinix with IBX hub operations in Singapore and Thailand. The entire purchase price of $34,365,000 was comprised of (i) 1,868,666 shares of the Company’s Series A preferred stock and 1,084,686 shares of the Company’s common stock, with a total value of $31,187,000 and (ii) total cash consideration and direct transaction costs of $3,178,000.

The fair value of the Company’s stock issued was determined using the five-trading-day average price of the Company’s common stock surrounding the date the transaction was announced in October 2002. The Company determined that the fair value of the Series A preferred stock and the common stock was the same because the material rights, preferences and privileges of Series A preferred stock and the common stock are virtually identical.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

The preliminary purchase price, including direct merger costs, have been allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company retained the services of an independent valuation expert to assist with the determination of the fair value of the intangible assets. The estimated fair value of the assets and liabilities assumed is summarized as follows (in thousands):

Cash and cash equivalents	$1,699
Accounts receivable	519
Other current assets	197
Property and equipment	10,824
Intangible asset—customer contracts	3,600
Intangible asset—tradename	300
Intangible asset—goodwill	21,440
Other assets	100

Total assets acquired	39,679
Accounts payable and accrued expenses	(4,153)
Accrued restructuring charges	(1,050)
Other current liabilities	(111)

Net assets acquired	$34,365

The Company accounted for the i-STT Acquisition using the purchase method. The customer contracts intangible asset will have a useful life of two years, the typical term of a customer contract, and the tradename intangible asset will have a useful life of one year, the contractual period under the Combination Agreement. Included in the net liabilities assumed, is an accrual of $400,000 representing the estimated costs to exit from an undeveloped IBX hub leasehold interest in Shanghai, China, and an accrual of $650,000 representing the estimated costs of winding down the joint venture operations in Thailand. The Company expects to complete these activities in 2003. While the Company does not expect there will be any changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would likely result in a change to the amount of goodwill carried on the balance sheet.

There were no historical transactions between Equinix and i-STT. Certain reclassifications have been made to conform i-STT’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments such as restructuring costs to be incurred in connection with the merger or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

4. FINANCING

In conjunction with the Combination, STT Communications made a $30.0 million strategic investment in the Company in the form of a convertible secured notes (the “Convertible Secured Note”) with a detachable warrant for the further issuance of 965,674 shares of preferred stock (the “Convertible Secured Note Warrant”), valued at $4,646,000 (the “Financing”). The Convertible Secured Note bears non-cash interest at an interest rate of 14% per annum, payable semi-annually in arrears, and has an initial term of five years. Interest on the Convertible Secured Note will be payable in kind in the form of additional convertible secured notes having a principal amount equal to the amount of interest then due having terms which are identical to the terms of the Convertible Secured Note (the “PIK Notes”). The Convertible Secured Note and Convertible Secured Note Warrant cannot be converted into shares of voting stock for a two-year period, except under certain limited circumstances as defined in the agreements. Notwithstanding this, STT Communication’s voting ownership is limited to 40% of the outstanding shares of the combined company.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

The Convertible Secured Note Warrant was valued at $4,646,000. The fair value of the Convertible Secured Note Warrant was calculated under the provisions of APB 14 and determined using the Black-Scholes option-pricing model under the following assumptions: contractual life of five years, risk-free interest rate of 4%, expected volatility of 135% and no expected dividend yield. The Company has considered the guidance in EITF Abstract No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and has determined that the Convertible Secured Note does not contain a beneficial conversion feature as the fair value of the Company’s common stock on the date of issuance, was less than the stock conversion ratio outlined in the agreement. The allocated value to the Convertible Secured Note Warrant of $4,646,000 will be amortized using the effective interest rate method to interest expense over the five-year term of the Convertible Secured Note.

As the PIK Notes have terms that are identical to the terms of the Convertible Secured Note, the PIK Notes may have a beneficial conversion feature. Any beneficial conversion feature associated with the PIK Notes, which will be issued semi-annually, would result in an incremental charge to the Company’s interest expense over the term of the Convertible Secured Note and PIK Notes.

The costs related to the Financing of approximately $575,000 were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Convertible Secured Note.

5. SENIOR NOTE EXCHANGE

In December 2002, the Company, in connection with, and as a condition to closing the Combination and Financing, initiated an exchange offer to substantially reduce the amount of Senior Notes then outstanding in order to improve the Company’s existing capital structure and reduce the amount of outstanding debt of the Company, which we refer to herein as the “Senior Note Exchange”. The Senior Note Exchange was contingent on both the Combination and Financing closing, all of which were subject to stockholder vote. The Combination, Financing and Senior Note Exchange closed on December 31, 2002, and the Company retired an additional $116,774,000 of Senior Notes plus forgiveness of $8,855,000 of accrued and unpaid interest thereon in exchange for 1,857,436 shares of the Company’s common stock, valued at $12,482,000 based on the actual exchange date of the Senior Notes and $15,181,000 of cash. The Company wrote-off a proportionate amount of unamortized debt issuance costs and debt discount associated with these Senior Notes totaling $2,492,000 and $6,004,000, respectively. The Company incurred debt extinguishment costs totaling approximately $2,500,000 in connection with the retirement of these Senior Notes and recognized a gain on these transactions of $86,970,000. In conjunction with the Combination, Financing and Senior Note Exchange, the Company amended the Indenture governing the Senior Notes in order to allow the Combination and Financing to occur.

During the first half of 2002, the Company retired $52.8 million of Senior Notes in exchange for approximately 500,000 shares of common stock and approximately $2.5 million of cash, and as a result, recognized a $27.2 million gain on debt extinguishment.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

6. FURTHER AMENDMENT OF CREDIT FACILITY

In connection with the Combination, Financing and Senior Note Exchange, the Company entered into the Second Amendment to the Amended and Restated Senior Credit Facility. As part of the Second Amendment to the Amended and Restated Senior Credit Facility, the Company permanently repaid $8.5 million of the amount currently outstanding ($100.0 million). In addition, amendment fees, which were paid to the lenders of $1.3 million, have been reflected as additional debt issuance costs, which will be amortized to interest expense over the remaining term of this facility.

7. PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined consolidated condensed statement of operations has been prepared assuming the transactions described above were completed on December 31, 2001.

The unaudited pro forma combined consolidated condensed statement of operations gives effect to the following pro forma adjustments:

(a)	Represents the reversal of revenues related to Pihana’s Korean subsidiary excluded from the Pihana Acquisition.

(b)	Represents (i) the reversal of excess Pihana depreciation as its historical property and equipment was ascribed significantly less value in the acquisition and (ii) the reversal of depreciation and operating expenses related to Pihana’s Korean subsidiary excluded from the Pihana Acquisition.

(c)	Represents (i) the amortization of the i-STT customer contract intangible resulting from the i-STT Acquisition, over an estimated useful life of 24 months and (ii) the amortization of the i-STT tradename intangible resulting from the i-STT Acquisition, over an estimated useful life of 12 months.

(d)	Represents the reversal of excess Pihana depreciation as its historical property and equipment was ascribed significantly less value in the Pihana Acquisition.

(e)	Represents the reversal of Pihana’s $101,683,000 impairment charge for long-lived assets, representing the impairment of Pihana’s property and equipment that it recorded, as these assets were ascribed a significantly lower fair value at the closing of the Pihana Acquisition due to the purchase price.

(f)	Represents the reversal of interest income generated by cash held by Pihana’s Korean subsidiary excluded in the Pihana Acquisition.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(CONTINUED)

(g)	Represents (i) the additional interest expense associated with the Convertible Secured Note issued in the Financing, (ii) the reversal of interest expense associated with the retirement of Senior Notes under the Senior Note Exchange and (iii) the reversal of interest expense associated with the repayments of the Credit Facility as follows (in thousands):

For the year ended December 31, 2002
Interest expense from Convertible Secured Note	$(4,200)
Interest expense associated with Convertible Secured Note Warrant	(983)
Interest expense associated with the Convertible Secured Note issuance costs	(116)
Interest expense savings associated with Senior Note exchanges	18,632
Net interest expense savings associated with Credit Facility repayments	268
Interest expense related to Korean subsidiary excluded from Pihana acquisition	55

Net change to interest expense	$13,656

(h)	Represents the reversal of the gain on debt extinguishments associated with the historical Senior Note debt exchanges during the year ended December 31, 2002 as these unaudited pro forma financial statements assume that these retirements took place as of December 31, 2001.

(i)	Represents the reversal of other income and expense related to Pihana’s Korean subsidiary excluded in the Pihana Acquisition, primarily the gain recognized on the sale of the Korean subsidiary.

(j)	Represents the shares of common stock associated with the Combination and Senior Note Exchange as described above as if they were outstanding as of January 1, 2002 as follows (in thousands):

Common stock issued in connection with Pihana acquisition	2,416
Common stock issued in connection with i-STT acquisition	1,085
Common stock issued in connection with Senior Note exchange	1,857

5,358

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of Pihana Pacific, Inc.

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Pihana Pacific, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended and for the period from June 11, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
October 17, 2002

PIHANA PACIFIC, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2002	December 31,
		2001	2000
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,074	$35,077	$161,104
Short-term investments	33,391	32,665	30,522
Accounts receivable, net	493	308	6
Income tax receivable	819	1,114	225
Prepaid expenses and other assets	971	3,604	874

Total current assets	40,748	72,768	192,731
Property and equipment, net	25,502	107,628	35,730
Deposits and other assets	6,536	5,697	5,070

Total assets	$72,786	$186,093	$233,531

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$759	$2,069	$14,808
Accrued liabilities	4,463	6,217	1,766
Current portion of capital lease obligations	1,536	1,748	—

Total current liabilities	6,758	10,034	16,574
Capital lease obligations—less current portion	661	1,757	—
Deferred rent	2,470	1,942	893
Deferred revenue	359	161	—

Total liabilities	10,248	13,894	17,467

Commitments (Note 7)

Series A redeemable preferred stock, $0.001 par value; 5,000,000 shares authorized, issued and outstanding	14,534	13,814	12,854
Series B redeemable convertible preferred stock, $0.001 par value; 123,530,036 shares authorized, 80,189,964 (unaudited), 80,189,964 and 79,211,469 shares issued and outstanding at September 30, 2002, December 31, 2001 and December 31, 2000, respectively	216,222	216,222	213,592
Series B redeemable convertible preferred stock warrant	6,741	6,741	6,741
Stockholders’ deficit:
Common Stock: $0.001 par value; 183,524,985 shares authorized, 34,770,307 (unaudited), 34,698,036 and 35,403,600 shares issued and outstanding at September 30, 2002, December 31, 2001 and December 31, 2000, respectively	6	6	6
Additional paid-in capital	—	—	281
Deferred stock compensation	—	—	(127)
Accumulated other comprehensive income (loss)	294	(3,062)	(247)
Accumulated deficit	(175,259)	(61,522)	(17,036)

Total stockholders’ deficit	(174,959)	(64,578)	(17,123)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$72,786	$186,093	$233,531

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Nine Months Ended September 30,		Years Ended December 31,		Period from June 11, 1999 (date of inception) to December 31, 1999
	2002	2001	2001	2000
	(unaudited)
Revenue	$3,123	$342	$1,018	$13	$—
Costs and operating expenses:
Cost of revenues	23,856	23,183	31,791	10,036	242
Sales and marketing	5,244	6,611	8,771	3,117	9
General and administrative	8,029	8,190	10,881	5,381	782
Non-recurring charges	2,770	463	463	—	—
Impairment of long-lived assets	77,000	—	—	—	—

Total operating expenses	116,899	38,447	51,906	18,534	1,033

Loss from operations	(113,776)	(38,105)	(50,888)	(18,521)	(1,033)
Other income (expense):
Interest and other income	1,283	4,699	5,400	2,344	44
Foreign currency gain/(loss)	(410)	424	605	—	—
Interest expense	(145)	(10)	(82)	—	—

Total other income	728	5,113	5,923	2,344	44

Loss before income tax benefit	(113,048)	(32,992)	(44,965)	(16,177)	(989)
Income tax benefit	—	668	1,114	224	—

Net loss	$(113,048)	$(32,324)	$(43,851)	$(15,953)	$(989)

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Common Stock Shares	Amount	Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
Issuance of common stock	36,000,000	$4	$12	$—	$—	$—	$16
Dividends on redeemable preferred stock	—	—	(12)	—	—	(94)	(106)
Net loss	—	—	—	—	—	(989)	(989)

Balances, December 31, 1999	36,000,000	4	—	—	—	(1,083)	(1,079)
Issuance of common stock	160,000	—	29	—	—	—	29
Issuance of common stock to consultants	1,400,000	2	901	—	—	—	903
Repurchase of founder’s stock	(2,156,400)	—	(1)	—	—	—	(1)
Deferred stock compensation	—	—	142	(142)	—	—	—
Amortization of deferred stock compensation	—	—	—	15	—	—	15
Dividends on redeemable preferred stock	—	—	(790)	—	—	—	(790)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(15,953)	(15,953)
Cumulative translation adjustment	—	—	—	—	(458)	—	(458)
Unrealized gain on short-term investments	—	—	—	—	211	—	211

Net comprehensive loss	—	—	—	—	(247)	(15,953)	(16,200)

Balances, December 31, 2000	35,403,600	6	281	(127)	(247)	(17,036)	(17,123)
Issuance of common stock	138,186	—	28	—	—	—	28
Repurchase of founder’s stock	(843,750)	—	—	—	—	—	—
Repricing of option grants	—	—	(127)	127	—	—	—
Deferred stock compensation	—	—	108	—	—	—	108
Stock compensation on acceleration of option vesting	—	—	35	—	—	—	35
Dividends on redeemable preferred stock	—	—	(325)	—	—	(635)	(960)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(43,851)	(43,851)
Cumulative translation adjustment	—	—	—	—	(3,309)	—	(3,309)
Unrealized gain on short-term investments	—	—	—	—	494	—	494

Net comprehensive loss	—	—	—	—	(2,815)	(43,851)	(46,666)

Balances, December 31, 2001	34,698,036	6	—	—	(3,062)	(61,522)	(64,578)
Issuance of common stock, net of repurchases (unaudited)	72,271	—	31	—	—	—	31
Dividends on redeemable preferred stock (unaudited)		—	(31)	—	—	(689)	(720)
Comprehensive income (loss):
Net loss (unaudited)	—	—	—	—	—	(113,048)	(113,048
Cumulative translation adjustment (unaudited)	—	—	—	—	3,648	—	3,648
Unrealized gain (loss) on short-term investments (unaudited)	—	—	—	—	(292)	—	(292)

Net comprehensive loss (unaudited)	—	—	—	—	3,356	(113,048)	(109,692)

Balances, September 30, 2002 (unaudited)	34,770,307	$6	$—	$—	$294	$(175,259)	$(174,959)

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,		Years Ended December 31,		Period from June 11, 1999 (date of inception) to December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Cash flows from operating activities:
Net loss	$(113,048)	$(32,324)	$(43,851)	$(15,953)	$(989)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,801	6,611	10,325	954	10
Stock-based compensation	—	245	268	945	—
Loss on disposal of property and equipment	—	—	220	3	—
Foreign currency gain	410	(424)	(605)	—	—
Non-recurring charges	2,770	463	463	—	—
Impairment of long-lived assets	77,000	—	—	—	—
Changes in certain operating assets and liabilities:
Accounts receivable	(184)	(180)	(303)	(248)	(2)
Income tax receivable	295	(668)	(889)	(225)	—
Prepaid expenses and other assets	2,632	(1,057)	(2,729)	(616)	(13)
Accounts payable	(1,159)	2,321	(506)	2,223	127
Accrued liabilities	(1,024)	1,497	2,300	1,525	25
Payments for non-recurring charges	(1,361)	(463)	(463)	—	—
Deferred rent	528	1,258	1,049	893	—
Deferred revenue	198	72	161	—	—

Net cash used in operating activities	(23,142)	(22,649)	(34,560)	(10,499)	(842)

Cash flows from investing activities:
Purchase of property and equipment	(3,129)	(86,162)	(88,836)	(23,742)	(914)
Purchase of short-term investments	(1,018)	(1,299)	(1,649)	(30,311)	—
Increase in deposits and other assets	(931)	(857)	(627)	(5,045)	(25)
Proceeds from sale of property and equipment	—	—	232	—	—

Net cash used in investing activities	(5,078)	(88,318)	(90,880)	(59,098)	(939)

Cash flows from financing activities:
Proceeds from issuance of Series B redeemable convertible preferred stock, net	—	2,505	2,505	205,334	—
Repayments of capital lease obligations	(1,309)	(72)	(416)	—	—
Proceeds from issuance of common stock	62	27	27	1	16
Repurchase of common stock	(31)	—	—	(1)	—
Proceeds from issuance of convertible promissory notes	—	—	—	15,000	—
Proceeds from issuance of Series A redeemable preferred stock, net	—	—	—	9,000	2,958

Net cash provided by (used in) financing activities	(1,278)	2,460	2,116	229,334	2,974

Effect of exchange rate changes on cash	(505)	158	(2,703)	174	—

Net increase (decrease) in cash and cash equivalents	(30,003)	(108,349)	(126,027)	159,911	1,193
Cash and cash equivalents at beginning of period	35,077	161,104	161,104	1,193	—

Cash and cash equivalents at end of period	$5,074	$52,755	$35,077	$161,104	$1,193

Supplemental cash flow information and disclosure of noncash investing and financing activities:
Property and equipment acquired under capital leases	$—	$2,039	$3,922	$—	$—
Accrued dividends on redeemable preferred stock	$720	$720	$960	$790	$106
Accrued liabilities for construction costs	$1,419	$—	$2,149	$—	$—
Unrealized gain (loss) on short-term investments	$(292)	$373	$494	$211	$—
Accounts payable for the purchase of property and equipment	$—	$1,532	$151	$12,383	$—
Issuance of common stock to consultants	$—	$—	$—	$902	$—
Conversion of convertible promissory notes and accrued interest into shares of Series B redeemable convertible preferred stock	$—	$—	$—	$15,217	$—
Issuance of Series B redeemable convertible preferred stock warrant	$—	$—	$—	$6,741	$—
Issuance of Series B redeemable convertible preferred stock to non-employees	$—	$—	$125	$—	$—
Capitalized interest recorded in property and equipment	$—	$—	$—	$217	$—

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Pihana Pacific, Inc. (the “Company”) was incorporated in Delaware on June 11, 1999. The Company provides co-location Internet exchange facilities in Asia, the Pacific, and the United States. The Company and its subsidiaries have operations in the United States, Singapore, Hong Kong, Japan, Korea, Australia and Taiwan.

2. Summary of Significant Accounting Policies

Stock split

The Company affected a four-for-one stock split by way of a dividend of three shares of common stock for every one share of common stock outstanding on December 1, 1999 and a two-for-one stock split by way of a dividend of one share of common stock for every one share outstanding on February 18, 2000. All share and per share amounts in these consolidated financial statements have been adjusted to give effect to these stock splits.

Basis of presentation

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Since its inception, the Company has been successful in completing several rounds of financing. During the same period, the Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 2001, the Company incurred a loss from operations of $50,888,000 and negative cash flows from operations of $34,560,000. As of December 31, 2001, the Company had an accumulated deficit of $61,522,000. The Company expects that its current cash and cash equivalents and short-term investments should be sufficient to meet the working capital and corporate overhead requirements associated with data centers for the foreseeable future. Failure to generate sufficient revenues, raise additional capital, or reduce certain discretionary spending, could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Management’s plans to improve the Company’s liquidity include arranging for alternative sources of funding through additional equity capital, implementing cost saving initiatives in order to preserve cash or a merger or sale of the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

Unaudited interim financial information

The financial information at September 30, 2002 and for the nine months ended September 30, 2002 and September 30, 2001 is unaudited but includes all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of financial position of such data and the operating results and cash flows for such periods. Results of the nine months ended September 30, 2002 are not necessarily indicative of the results for the entire year.

Certain significant risks and uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. Management of the Company believes that changes in any of the following areas could have significant effects on the Company in terms of its future financial position, results of operations, and cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying the Company’s products or services; market acceptance of the Company’s products or services under development; litigation or other claims against the Company; the hiring, training, and retention of key employees; successful and timely completion of product development efforts; new product introductions by competitors; and achievement of sustained profitable operations.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Financial instruments and concentration of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risks consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in high quality financial institutions. The Company performs its services primarily for customers in Asia and the United States. To reduce credit risk, the Company periodically evaluates its customers’ financial condition and creditworthiness.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid instruments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market mutual funds and certificates of deposit with financial institutions with maturities of between 7 and 60 days. Short-term investments generally consist of certificates of deposits with maturities of between 90 and 180 days and highly liquid debt and equity securities of corporations, municipalities and the U.S. government. Short-term investments are classified as “available-for-sale” and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders’ equity as a component of comprehensive income. The cost of securities sold is based on the specific identification method.

The Company classifies its investment in a fixed income fund as available-for-sale in accordance with the provision of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Debt and Equity Securities.” These securities are carried at fair market value (cost at September 30, 2002, December 31, 2001 and 2000 was $32,978,000 (unaudited), $31,960,000 and $30,311,000, respectively), with unrealized gains and losses reported in stockholders’ equity as a component of other comprehensive loss.

Fair value of financial instruments

The carrying value amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair value due to either the short-term maturity or the prevailing interest rates of the related instruments.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and equipment

Property and equipment are stated at cost and are depreciated on the straight line basis over their estimated useful lives of two to seven years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements.

Construction in progress

Construction in progress includes direct and indirect expenditures for the construction of internet exchange (“IX”) hubs and is stated at original cost. The Company has contracted out substantially all of the construction of the IX hubs to independent contractors under construction contracts. Construction in progress includes certain costs incurred under a construction contract including project management services, site identification and evaluation services, engineering and schematic design services, design development and construction services and other construction-related fees and services. Once a hub becomes operational, these capitalized costs are depreciated at the appropriate rate consistent with the estimated useful life of the underlying asset.

Impairment of long-lived assets

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the estimated future undiscounted net cash flows the assets are expected to generate. A deficiency in the cash flows relative to the carrying amount is an indication of the need for write-down due to impairment. The impairment write-down would be the difference between the carrying amount and the estimated fair value of the asset. There have been no such impairments of long-lived assets at December 31, 2001 and 2000.

The Company adopted the provisions of SFAS 144 with effect from January 1, 2002 and recorded an impairment write-down during the three months ended June 30, 2002 (see Note 3).

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

Deferred rent

The Company records its rental expense on long-term leases using the straight-line method. Differences between cash payments and rental expense are recorded as deferred rent.

Revenue

Revenue consists of monthly recurring fees for co-location and internet exchange services at the data centers, service fees associated with the delivery of professional services, and nonrecurring installation fees. Revenues from co-location and internet exchange services are billed monthly and recognized ratably over the term of the contract, generally one to five years. Professional service fees are recognized in the period in which the services were provided and represent the culmination of the earnings process. Nonrecurring installation fees are deferred and recognized ratably over the term of the related contract.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2001, the Company entered into an agreement with Qwest Hong Kong Technology Ltd (“Qwest HK”) whereby Qwest HK agreed to purchase from the Company various colocation and related services (“Pihana Services”) at some or all of the data centers operated by the Company and the Company agreed to purchase from Qwest HK various Internet access services within Asia and the United States (“Qwest Services”) at each of its data centers. The consideration payable for both the Pihana Services and Qwest Services was, in aggregate, $5,736,000 during a five-year period.

In light of the nature of this arrangement, the Company has accounted for the value of the purchase commitments and revenues resulting from this agreement as an exchange arrangement. As a result, and having considered the guidance in Accounting Principles Board (“APB”) Opinion 29, “Accounting for Nonmonetary Transactions,” the Company has determined that the revenue and purchase commitments arising from this arrangement should be offset and, as a result, there is no overall impact on the results of operations and balance sheet that arises from this arrangement.

Stock-based compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method no compensation expense is recorded when the exercise price of employee stock options equals or exceeds the fair value of the common stock on the date of grant. The Company provides pro forma disclosure of operating results, as if the minimum value method had been applied.

The Company accounts for stock-based awards to nonemployees using the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (“EITF”) consensus on Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Comprehensive income

The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company’s net loss or stockholders’ equity. SFAS No. 130 requires unrealized gains or losses on the Company’s available-for-sale securities and changes in cumulative translation adjustments to be included in other comprehensive income (loss). Comprehensive income (loss) consists of net loss and other comprehensive income (losses).

Cumulative translation adjustment

For foreign operations with the local currency as the functional currency, assets and liabilities are translated at period-end exchange rates, and the statement of operations is translated at the average exchange rates during the period. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

Derivatives and hedging activities

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, at the beginning of its fiscal year 2001. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 did not have a material effect on the financial statements of the Company. As of December 31, 2001, the Company had not entered into any derivative or hedging activities.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent accounting pronouncements

In November 2001, the EITF reached a consensus on EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which is a codification of EITF Nos. 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor’s products is a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001. Upon adoption the Company is required to reclassify all prior period amounts to conform to the current period presentation. The adoption of EITF No. 01-09 did not have a material impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force Issue No. 94-3 where a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material impact on its results of operations, financial position or cash flows.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. Balance Sheet Components

Cash, cash equivalents and short-term investments

Cash, cash equivalents and short-term investments consisted of the following (in thousands):

	December 31,
	2001	2000
Money market	$35,077	$161,104
Municipal bonds	32,665	30,522

Total available-for-sale securities	67,742	191,626
Less: Amounts classified as cash and cash equivalents	(35,077)	(161,104)

Total market value of short-term investments	$32,665	$30,522

The maturities of short-term investments at the date of purchase were less than one year.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001 and 2000, cost approximated market value of cash, cash equivalents and short-term investments; unrealized gains and losses were a gain of $705,000 as of December 31, 2001 and $211,000 as of December 31, 2000. As of December 31, 2001 and 2000, cash equivalents included investments in other securities with various contractual maturity dates that do not exceed 90 days. Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the nine months ended September 30, 2002 (unaudited) or the years ended December 31, 2001 and 2000. For the purpose of determining gross realized gains and losses, the cost of securities is based upon specific identification.

Included within deposits and other assets at December 31, 2001 and 2000 is $1,372,000 and $1,020,000, respectively, of restricted cash pursuant to certain lease arrangements.

Accounts receivable

Accounts receivable, net, consists of the following (in thousands):

	December 31,
	2001	2000
Accounts receivable	$516	$6
Unearned revenue	(161)	—

	355	6
Less: Allowance for doubtful accounts	(47)	—

	$308	$6

Unearned revenue consists of pre-billing for services that have not yet been provided, but which have been billed to customers ahead of time in accordance with the terms of their contract. Accordingly, the Company invoices its customers at the end of a calendar month for services to be provided the following month.

Property and equipment

Property and equipment consists of (in thousands):

	December 31,
	2001	2000
Leasehold improvements	$94,712	$2,814
Machinery and equipment	741	200
Computer equipment and software	18,041	7,603
Furniture and fixtures	1,118	717
Construction in progress	3,942	25,360

	118,554	36,694
Less: Accumulated depreciation	(10,926)	(964)

Property and equipment, net	$107,628	$35,730

As of December 31, 2001, property and equipment includes $4,229,000 of computer equipment acquired under capital leases. Accumulated amortization of the assets held under capital leases totaled $307,000. No assets were acquired under capital leases prior to December 31, 2000.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2001 and 2000, the Company disposed of assets with a book value of $452,000 and $3,000, respectively, for cash proceeds of $232,000 and $nil, respectively. As a result of these disposals the Company recorded a loss on disposal of $220,000 and $3,000 during the years ended December 31, 2001 and 2000, respectively.

In August 2001 the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” ( SFAS 144 ), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.

The Company adopted the provisions of SFAS 144 with effect from January 1, 2002. In accordance with the provisions of SFAS 144, the Company has considered whether indicators exist which would indicate that an impairment assessment should be undertaken. This review was undertaken during the three months ended June 30, 2002 and the Company concluded that as a result of a number of factors it would appear to be appropriate to consider whether the Company’s long-lived assets, consisting primarily of the Company’s IX centers, are impaired. Among the factors the Company considered were:

•	the continuing challenges seen in the managed service sector and the impact this has had on a number of targeted customers, such as Global Crossing, MFN, Worldcom and Level 3;

•	the impact of the current economic outlook on management’s forecasted results for these assets and the ability to achieve their original forecasted results;

•	the appointment of an investment banker in April 2002 to assist with the exploration of possible sale transactions for the Company;

•	the status of discussions in progress at that time with certain suitors with regard to the potential sale of the assets to a third party; and

•	the expected resale value of the Company’s fixed assets being significantly below their book value given current market conditions.

Following this impairment assessment, the Company has determined that the carrying value of the assets exceeds their estimated fair values and recorded an impairment charge of approximately $77.0 million to write-down the value of long-lived assets during the three months ended June 30, 2002. Management determined the fair value of assets based on the best available evidence and applied the traditional present value technique as permitted under SFAS 144 using a discount rate of 25%. This discount rate was based upon the risk-free rate of interest plus an adjustment for a market risk premium based upon historical risk premiums required by investors for companies of the Company’s size, industry and capital structure and included risk factors specific to the Company. In addition, in determining the market risk premium, management considered venture capital rates of return required for investment companies during their early stages of development and the risk associated with the corresponding operating challenges.

In October 2002, the Company entered into a combination agreement to merge with a wholly owned subsidiary of Equinix, Inc. (see Note 10). Consistent with the guidance in SFAS 144, however, the Company has treated the carrying value of these long-lived assets as being held and used.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2001	2000
Accrued compensation expenses	$2,524	$1,506
Accrued construction costs	2,149	—
Other liabilities	1,544	260

	$6,217	$1,766

4. Redeemable Preferred Stock

The Company’s outstanding redeemable preferred stock consists of the following (in thousands, except share data):

	Series A Redeemable Preferred Stock		Series B Redeemable Convertible Preferred Stock
	Shares	Amount	Shares	Amount
Issuance of Series A redeemable preferred stock	1,250,000	$2,958	—	$—
Dividends on redeemable preferred stock	—	106	—	—

Balances, December 31, 1999	1,250,000	3,064	—	—

Issuance of Series A redeemable preferred stock	3,750,000	9,000	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $666	—	—	79,211,469	220,333
Issuance of Series B redeemable preferred stock warrant	—	—	—	(6,741)
Dividends on redeemable preferred stock	—	790	—	—

Balances, December 31, 2000	5,000,000	12,854	79,211,469	213,592

Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $100	—	—	933,692	2,505
Issuance of Series B redeemable convertible preferred stock for non-employee services	—	—	44,803	125
Dividends on redeemable preferred stock	—	960	—	—

Balances, December 31, 2001	5,000,000	13,814	80,189,964	216,222

Dividends on redeemable preferred stock (unaudited)	—	720	—	—

Balances, September 30, 2002 (unaudited)	5,000,000	$14,534	80,189,964	$216,222

Liquidation value, September 30, 2002 (unaudited)	—	$12,000	—	$335,996

Included in the Series B preferred stock are 44,803 shares of Series B-1 preferred stock which were issued in 2001 in exchange for services provided to the Company. The Company has recorded an expense of $125,000 in connection with the issuance of these shares which represents the fair value of the stock granted.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant terms of the Series A, Series B-1, and Series B-2 preferred stock are as follows:

Dividends

Dividends on each share of Series A preferred stock accrue at 8% per annum. The dividends are cumulative and payable only if declared by the board of directors of the Company. No dividends accrue on Series B-1 or B-2 preferred stock.

Liquidation preferences

If the Company is liquidated, dissolved or wound up, the holders of the Series B-1 and B-2 preferred stock are entitled to receive prior and in preference to any distribution of any assets to the holders of common stock and Series A preferred stock. The liquidation preference of the Series B-1 and B-2 preferred stock is $4.19 per share. If funds are sufficient to make a complete distribution to the Series B-1 and B-2 preferred stockholders, the holders of the Series A preferred stock are entitled to receive, prior to and in preference to any distribution to holders of common stock, an amount equal to the price at which the Series A preferred stock was purchased from the Company plus all accrued but unpaid dividends whether or not earned or declared. The liquidation preference of the Series A preferred stock is $2.40. After such liquidation preference is satisfied, the remaining net assets are distributed ratably to the common stockholders. A merger resulting in a change in control or a sale of the Company is treated as a liquidation.

Voting rights

Each share of Series B-1 preferred stock is entitled to the number of votes of common stock into which such shares of Series B-1 preferred stock could be converted. The Series A and Series B-2 preferred stockholders have no voting rights, except in matters of a liquidation or change in ownership.

Conversion

Each share of Series B-1 preferred stock is convertible at the option of the holder into the number of shares of Class B common stock as determined by dividing the Series B issue price by the conversion price in effect at the time of the conversion, initially $2.79.

Each share of Series B-2 preferred stock is convertible at the option of the holder into one share of Series B-1 preferred stock or the number of shares of Class B common stock as determined by dividing the Series B issue price by the conversion price in effect at the time of the conversion.

Each share of Series B-1 and B-2 preferred stock is automatically converted into shares of Class B common stock at the conversion price, initially $2.79, upon the closing of an initial public offering with net proceeds equal or exceeding $80,000,000 at a price per share equal to at least $4.883 or at the election of two-thirds of the holders of Series B-1 and B-2 preferred stocks.

Series A preferred stock is non-convertible.

Redemption

The Company may at any time redeem all or any portion of the shares of Series A stock then outstanding at a price per share equal to the liquidation preference. At the request of the majority holders of the Series A preferred stock, the Company shall redeem the Series A preferred stock at an amount equal to $2.40 (plus all accrued and unpaid dividends) upon the closing of an initial public offering with net proceeds equal or exceeding $25,000,000, at a price per share reflecting “pre-money valuation” of the Company of not less than $60,000,000. Outside of the preferences granted upon liquidation, the holders of Series B-1 and B-2 preferred stock have no redemption rights.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Series B-1 warrants

In connection with the issuance of Series B-1 preferred stock, in October 2000, the Company contingently issued warrants to purchase 15,000,000 shares of Series B-1 Stock at an exercise price of $0.01. The purchase rights represented by these warrants were exercisable at any time after March 31, 2001 provided that at such date the Company had not issued or sold at least an aggregate of 80,645,161 shares of the Company’s Series B preferred stock with aggregate cash proceeds of at least $225,000,000. The terms of these warrants were amended in March, 2001 such that the warrants were exercisable at any time after March 31, 2001 provided that at such date the Company had not issued or sold at least an aggregate of 79,107,526 shares of the Company’s Series B preferred stock with aggregate cash proceeds of at least $223,000,000.

As of March 31, 2001, the Company had issued 80,145,161 shares of Series B stock for total gross proceeds of $223,604,999. As a result, the conditions for the exercise of these warrants had not been met and as a result, the warrant agreement was effectively terminated.

The Company issued warrants to purchase 4,587,384 shares of Series B-1 stock at an exercise price of $5.58 per share. All of these warrants were issued to Series B-1 stockholders and expire upon the earlier of October 2005 or the closing of an initial public offering resulting in proceeds of at least $80,000,000 and with an offering price of at least $4.88 per share. The estimated value of these warrants was approximately $6,741,000 and was recorded as a reduction to the carrying value of the preferred stock. The warrant valuation was estimated in accordance with the provisions of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, using the Black-Scholes option pricing model under the following assumptions: risk free interest rate of 5%, expected term of five years, expected dividend yield of 0% and volatility of 80%.

5. Common Stock

The authorized capital stock of the Company consists of 50,000,000 shares of Class A Common Stock, $0.001 par value, 133,524,985 shares of Class B Common Stock, $0.001 par value, and 128,530,036 shares of Preferred Stock, $0.001 par value, of which 5,000,000 have been designated Series A Preferred Stock (the “Series A Preferred”), 105,608,889 have been designated Series B-1 Preferred, and 17,921,147 of which have been designated Series B-2 Preferred.

Repurchase rights

In 1999, a total of 9,000,000 shares of Common Stock were issued to the Company’s two founders (the “founders Shares”). The Company has the right of first refusal to match any purchase offer at the original issuance price with respect to the sale of such founder Shares.

In July 2000, in connection with the resignation of one of the Company’s founders, the Company exercised its repurchase option and purchased 2,156,400 unvested shares of common stock at a price of $0.00045 per share. The remaining 2,203,600 vested shares owned by the founder were sold directly to other officers and common stockholders at a price of $0.5163 per share. In June 2001, the Company’s other founder resigned. As a result, the founder’s 843,750 unvested shares were repurchased by the Company.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reserved shares

At December 31, 2001, the Company had reserved 105,608,889 and 12,413,214 shares of common stock for future issuance upon conversion of preferred stock and exercise of options under the stock option plan, respectively. In addition, the Company has reserved 37,508,531 shares of Series B-1 preferred stock for issuance upon the conversion of the Series B-2 preferred stock and the exercise of Series B-2 warrants.

Stock options

Under the Company’s 1999 stock option plan (the “Plan”), up to 12,711,400 options may be granted to employees or consultants, including officers and directors, as incentive or nonstatutory options. Nonstatutory stock options granted to employees, directors, or consultants must be granted at not less than 85% of fair market value at the date of grant as determined by the board of directors of the Company. If the optionee, at the time the option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the option price of incentive stock options shall not be less than 110% of the fair market value of the shares on the date of grant. Options under the Plan generally become exercisable 25% on the one- year anniversary of the grant date and  1/48 per month thereafter. The options under the Plan expire 10 years from the date of grant.

A summary of stock option activity is as follows:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price per Share
Outstanding, June 11, 1999	—	—	$—
Authorized	12,711,400	—	—
Granted	(500,000)	500,000	0.005

Balances, December 31, 1999	12,211,400	500,000	0.005
Granted	(6,167,500)	6,167,500	0.602
Exercised	—	(115,000)	0.005
Canceled	634,000	(634,000)	0.625

Balances, December 31, 2000	6,677,900	5,918,500	0.577
Granted	(7,355,000)	7,355,000	0.625
Exercised	—	(138,186)	0.199
Canceled	901,126	(901,126)	0.060

Balances, December 31, 2001	224,026	12,234,188	$0.623

Additional information regarding options outstanding as of December 31, 2001 is as follows:

Exercise Price	Number of Shares	Options Outstanding	Weighted Average Exercise Price	Options Exercisable
		Weighted Average Remaining Contractual Life (in Years)		Number of Shares	Weighted Average Exercise Price
$0.005	40,000	7.64	$0.005	7,146	$0.005
$0.625	12,194,188	8.85	$0.625	3,909,528	$0.625

$0.005-$0.625	12,234,188	8.85	$0.623	3,916,674	$0.624

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant date minimum value per share of options granted to employees under the Plan during the years ended December 31, 2001 and 2000 and the period ended December 31, 1999 was $0.136, $0.200 and $0.0015, respectively. The number of exercisable options at December 31, 2001, 2000 and 1999 was 3,916,674, 365,925 and nil, respectively. The weighted average exercise price of the exercisable options at December 31, 2001 and 2000 was $0.624 and $0.550. No options were exercisable at December 31, 1999.

Stock-based compensation

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company’s common stock on the date of grant. In 2000, the Company recorded deferred stock compensation expense of $142,000. In 2001, these options were amended to increase the exercise price to fair value. As a result, $127,000 of the unamortized deferred compensation was reversed. In addition, the Company recorded $108,000 and $35,000 of additional stock based compensation in 2001 in relation to a favorable repurchase feature provided as part of one employee stock option grant and the acceleration of option vesting for one employee upon termination of employment.

Had compensation cost been determined based on the minimum value of the options at the grant date, the impact on the Company’s net loss would have been as follows (in thousands):

	Year Ended December 31,
	2001	2000	1999
Net loss:
As reported	$(43,851)	$(15,953)	$(989)
Pro forma	$(44,413)	$(16,026)	$(989)

For the purpose of pro forma disclosure, the minimum value of each option grant is estimated on the date of grant using the following assumptions for grants in 2001, 2000 and 1999: no dividend yield; risk free interest rates of approximately 4.5%, 6.4% and 5.7%, respectively; no volatility; and expected life of 5.5 years.

Non-employee options

In June 2000, the Company issued 200,000 shares of common stock to a consultant for consulting services. The Company recorded $125,000 of stock compensation expense for the issuance of these shares. These shares were valued using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 80%; risk-free rate of 6% and a contractual life of 10 years.

In October 2000, the Company issued 1.1 million shares of common stock to a director for past consulting services. The Company recorded $688,000 of stock compensation expense for the issuance of these shares. The Company also issued 100,000 shares to a university for consulting services. The Company recorded $90,000 of stock compensation expense for the issuance of these shares. Both stock issuances nullified the stock options previously issued to the directors and university.

The fair value of these non-employee options were made using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; Expected volatility of 80%, Risk-free rate of 6% and a contractual life of 10 years. No option grants were made to non-employees in the year ended December 31, 2001 or the period ended December 31, 1999.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Income Taxes

The components of the income tax credit for the years ended December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Current—refundable from the State of Hawaii	$1,114	$224

Total	$1,114	$224

The current income tax benefit relates to a research and development tax credit the Company was eligible to receive from the State of Hawaii. This 20% credit is refundable and is based on all qualifying research and development expenditures incurred in Hawaii. This tax credit is similar to the federal research and development tax credit but the calculation does not require incremental R&D expenditures annually.

The components of net deferred tax assets at December 31, 2001 and 2000 are as follows (in thousands):

	December 31,
	2001	2000
Deferred tax assets:
Net operating loss carryforwards	$9,605	$3,194
Start-up costs	1,293	1,646
Deferred rent	514	250
Depreciation	458	—
Accrued vacation	113	—
Stock compensation	88	118
Deferred revenue	62	—

	12,133	5,208

Deferred tax liabilities:
Unrealized gain on short-term investments	(268)	(80)
Depreciation	—	(96)

Gross deferred tax assets	11,865	5,032
Valuation allowance	(11,865)	(5,032)

Net deferred tax assets	$—	$—

The 2001 and 2000 provisions differ from the amount computed using the statutory rate primarily due to foreign operations and translation adjustments.

The net increase in the valuation allowance in 2001 was primarily the result of increased net operating losses and tax credit carryforwards generated during the year, against which the Company provided a full valuation based on the Company’s evaluation of the likelihood of realization of future tax benefits resulting from deferred tax assets.

As of December 31, 2001, the Company had available for carryforward net operating losses for federal and state income tax purposes of approximately $25,277,000, which will expire in 2021, and is subject to limitations. During 2001 and 2000, the Company accrued approximately $1.1 million and $0.2 million, respectively, in research and development credits from the State of Hawaii.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company experiences a change in ownership, utilization of the carryforwards could be restricted.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Commitments

Lease obligations

Facilities are leased under noncancelable operating leases expiring through December 31, 2015. Rent expense for the years ended December 31, 2001 and 2000, and the period from June 11, 1999 (date of inception) to December 31, 1999, was $9,599,000, $2,445,000, and $122,000, respectively.

Future minimum payments for noncancelable leases at December 31, 2001 are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2002	$1,909	$7,883
2003	1,503	7,227
2004	293	7,153
2005	—	6,838
2006	—	6,894
Thereafter	—	38,665

Total minimum lease payments	3,705	$74,660

Less: Amount representing interest	(200)

Present value of minimum lease payments	3,505
Less: Current portion	(1,748)

Long-term portion of capital lease obligations	$1,757

In June 2001, the Company entered into an agreement to surrender its operating leasehold in Osaka, Japan (the “Agreement to Surrender”). As stipulated in the Agreement to Surrender, the Company paid rent through June 2001 and paid a cash termination on fee of approximately $463,000. In exchange, the Company received in full its deposit on this lease. This has been included in the restructuring charge for the year ended December 31, 2001.

In August 2002, the Company entered into additional lease termination agreements for two other operating leaseholds (see Note 10).

Bandwidth purchase commitment

In December 2001, the Company entered into an agreement with Qwest HK whereby Qwest HK agreed to purchase from the Company the Pihana Services at some or all of the data centers operated by the Company and the Company agreed to purchase from Qwest HK the Qwest Services at each of its data centers. The consideration payable for both the Pihana Services and Qwest Services was, in aggregate, $5,736,000 during a five-year period.

In light of the nature of this arrangement, the Company has accounted for the value of the purchase commitments and revenues resulting from this agreement as an exchange arrangement. As a result, and having considered the guidance in APB Opinion No. 29, (APB 29), the Company has determined that the revenue and purchase commitments arising from this arrangement should be offset and, as a result, there is no overall impact on the results of operations and balance sheet that arises from this arrangement.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software license agreement

On March 30, 2001, the Company entered into a three-year technology license agreement with Storage Networks, Inc. whereby Storage Networks granted a non-exclusive, non-assignable right and license to install and execute the Storage Network technology for the Company’s internal use and external use as part of the Company’s I center solutions. In exchange for this license agreement, the Company has agreed to pay the following:

•	Corporate launch fee of $1 million, payable in six monthly installments commencing March 2001; and

•	Additional minimum service fees of $1 million, payable by March 30, 2002 and $3 million, payable by March 30, 2003.

As of December 31, 2001, the Company had paid approximately $1 million in accordance with the terms of the contract and had commitments to pay $1 million in the year ended December 31, 2002 and $3 million in the year ended December 31, 2003.

In June, 2002, the Company terminated this agreement. In consideration for this termination, the Company agreed to pay a termination fee $1,250,000 in addition to approximately $1 million of payments made to date under the terms of the agreement. As a result of this termination, the Company wrote-off the remaining net book value of the license agreement of approximately $750,000.

Employee change of control commitments

Four of the Company’s employees are entitled to severance pay in the event of termination. Under the agreements in place, severance payments can range from $980,000 to $3.6 million, depending on certain factors which are conditional upon a change of control for the Company.

Two employees have Hong Kong expatriate agreements which require the Company pay various expenses, including: housing; cost of living differential; education costs for children; auto expense; annual home leave costs for three weeks per year; income taxes in Hong Kong on all Company related income; and other expenses. Upon consummation of change of control prior to July 1, 2003 or if terminated then, then at the Company’s option either: (i) employee shall be paid by the Company in the amount equal to any accrued and unpaid benefits for period ending July, 2003 or (ii) as a condition of such change of control any successor entity shall agree to be bound and assume the Company’s obligations hereunder. Expatriate expenses for the year ending December 31, 2001 were approximately $600,000.

8. Employee Benefit Plans

Effective September 1, 2000, the Company adopted a 401(k) plan. Employees meeting the eligibility requirements, as defined, may contribute up to 15% of their salaries. The Company has not made any contributions to the 401(k) plan.

9. Related Party Transactions

Included in construction in progress and accounts payable at December 31, 2000 are $8,654,000 and $6,577,000, respectively, of software design costs owed to a Series B convertible preferred stockholder. During 2001, the Company reached an agreement to pay $2.5 million as consideration for these services and reduced the construction in progress to reflect the reduced cost.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2001, the Company had accounts payable of $118,000 owing to a Series B convertible preferred stockholder.

At December 31, 2001 and 2000, respectively, the Company had cash equivalents and short-term investments of $52,576,000 and $172,732,000 held with a Series B convertible preferred stockholder.

10. Subsequent Events

Leasehold property

In August 2002, the Company finalized its agreement to exit its excess office leasehold in Singapore. As part of this agreements, the Company agreed to pay a one-time cash settlement fee of $113,000 and give up its deposit on this property (approximately $100,000). As a result of vacating this property, the Company also wrote-off all property and equipment located in this excess office space, primarily leasehold improvements and some furniture and fixtures, totaling approximately $490,000.

In August, 2002, the Company entered into an arrangement to sublease part of its Honolulu office space.

Employee commitments

In March 2002, the Company granted two $600,000 promissory notes to two executive officers of the Company. These are non-interest bearing. In addition, the Company has committed to forgive these notes beginning March 2003. Forgiveness also occurs if the employees are terminated prior to a change of control of the Company.

Effective April 2002, certain employees (“Covered Employee”) are entitled to bonus payments in the event of a change of control. Under the terms of the proposed transaction, each Covered Employee would receive a bonus of the greater of 5% of total consideration or $1.0 million. In the case of one of the employees, any bonus to be paid will be reduced by the amount of retention loss forgiveness by the Company (up to $600,000). In addition, in the case of all these employees, any bonus to be paid will be reduced by the aggregate fair market value of all equity instruments or other benefits received pursuant to the Company’s 1999 stock option plan and any other incentive plan or compensatory award paid.

Merger

In October 2002, the Company entered into a combination agreement to merge with a wholly owned subsidiary of Equinix, Inc. in exchange for approximately 76.6 million shares of Equinix common stock. The merged company will continue to operate under the Equinix name and management. The combination agreement provides that 10% of the merger consideration to be issued will be held in escrow to secure the obligations of the Company’s stockholders to indemnify Equinix for certain losses.

The combination agreement contemplates that 22.5% of the fully diluted capitalization (as defined in the combination agreement) will be issued in the merger if the Company’s cash balance (as defined in the combination agreement) is $28.0 million or higher. The percentage interest will be reduced based on reductions in that cash balance.

The merger is subject to a number of conditions and no assurance can be given that the merger will be completed. The Company’s estimated transaction costs are approximately $2,625,000 in connection with the merger.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

500,000 Shares

EQUINIX, INC.

Common Stock

September     , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

Securities and Exchange Commission Registration Fee	$755.02
Legal Fees and Expenses	$10,000.00
Accounting Fees and Expenses	$10,000.00
Transfer Agent and Registrar Fees	$0.00
Miscellaneous	$10,000.00
Total	$30,775.02

Item 15. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”). Article VI of the Registrant’s Bylaws provides for mandatory indemnification of its directors and officers and those serving at the Registrant’s request as directors, officers, employees or agents of other organizations to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Section 1.10 of the Amended and Restated Investors’ Rights Agreement contained in Exhibit 4.3 hereto, indemnifying certain of the Company’s stockholders, including controlling stockholders, against certain liabilities.

Item 16. Exhibits.

(a) Exhibits

Exhibit Number	Description of Document
2.1**********

Combination Agreement, dated as of October 2, 2002, by and among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., i-STT Pte Ltd, STT Communications Ltd., Pihana Pacific, Inc. and Jane Dietze, as representative of the stockholders of Pihana Pacific, Inc.

3.1††	Amended and Restated Certificate of Incorporation of the Registrant, as amended to date.

3.2††	Certificate of Designation of Series A and Series A-1 Convertible Preferred Stock.

3.3†	Bylaws of the Registrant.

3.4†††††	Certificate of Amendment of the Bylaws of the Registrant.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2**	Form of Registrant’s Common Stock certificate.

4.6*	Common Stock Registration Rights Agreement (See Exhibit 10.3).

4.9*	Amended and Restated Investors’ Rights Agreement (See Exhibit 10.6).

4.10†	Registration Rights Agreement (See Exhibit 10.75).

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP.

10.1*	Indenture, dated as of December 1, 1999, by and among the Registrant and State Street Bank and Trust Company of California, N.A. (as trustee).

10.2*	Warrant Agreement, dated as of December 1, 1999, by and among the Registrant and State Street Bank and Trust Company of California, N.A. (as warrant agent).

10.3*

Common Stock Registration Rights Agreement, dated as of December 1, 1999, by and among the Registrant, Benchmark Capital Partners II, L.P., Cisco Systems, Inc., Microsoft Corporation, ePartners, Albert M. Avery, IV and Jay S. Adelson (as investors), and the Initial Purchasers.

10.4*	Registration Rights Agreement, dated as of December 1, 1999, by and among the Registrant and the Initial Purchasers.

10.5*	Form of Indemnification Agreement between the Registrant and each of its officers and directors.

10.6*

Amended and Restated Investors’ Rights Agreement, dated as of May 8, 2000, by and between the Registrant, the Series A Purchasers, the Series B Purchasers, the Series C Purchasers and members of the Registrant’s management.

10.8*	The Registrant’s 1998 Stock Option Plan.

10.9*+	Lease Agreement with Carlyle-Core Chicago LLC, dated as of September 1, 1999.

10.10*+	Lease Agreement with Market Halsey Urban Renewal, LLC, dated as of May 3, 1999.

10.11*+	Lease Agreement with Laing Beaumeade, dated as of November 18, 1998.

10.12*+	Lease Agreement with Rose Ventures II, Inc., dated as of June 10, 1999.

10.13*+	Lease Agreement with Carrier Central LA, Inc., as successor in interest to 600 Seventh Street Associates, Inc., dated as of August 8, 1999.

10.14*+	First Amendment to Lease Agreement with TrizecHahn Centers, Inc. (dba TrizecHahn

Exhibit Number	Description of Document
Beaumeade Corporate Management), dated as of October 28, 1999.

10.15*+	Lease Agreement with Nexcomm Asset Acquisition I, L.P., dated as of January 21, 2000.

10.16*+	Lease Agreement with TrizecHahn Centers, Inc. (dba TrizecHahn Beaumeade Corporate Management), dated as of December 15, 1999.

10.17*	Lease Agreement with ARE-2425/2400/2450 Garcia Bayshore LLC, dated as of January 28, 2000.

10.19*+	Master Agreement for Program Management, Site Identification and Evaluation, Engineering and Construction Services between Equinix, Inc. and Bechtel Corporation, dated November 3, 1999.

10.20*+	Agreement between Equinix, Inc. and WorldCom, Inc., dated November 16, 1999.

10.21*	Customer Agreement between Equinix, Inc. and WorldCom, Inc., dated November 16, 1999.

10.22*+	Lease Agreement with GIP Airport B.V., dated as of April 28, 2000.

10.23*	Purchase Agreement between International Business Machines Corporation and Equinix, Inc. dated May 23, 2000.

10.24**	2000 Equity Incentive Plan.

10.25**	2000 Director Option Plan.

10.26**	2000 Employee Stock Purchase Plan.

10.27**	Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated June 21, 2000.

10.28***+	Lease Agreement with TrizecHahn Beaumeade Technology Center LLC, dated as of July 1, 2000.

10.29***+	Lease Agreement with TrizecHahn Beaumeade Technology Center LLC, dated as of May 1, 2000.

10.30***+	Lease Agreement with Carrier Central LA, Inc., as successor in interest to 600 Seventh Street Associates, Inc., dated as of August 24, 2000.

10.31***+	Lease Agreement with Burlington Associates III Limited Partnership, dated as of July 24, 2000.

10.32***+	Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of August 7, 2000.

10.33***+	Lease Agreement with Quattrocento Limited, dated as of June 1, 2000.

10.34***	Lease Agreement with ARE-2425/2400/2450 Garcia Bayshore, LLC, dated as of March 20, 2000.

Exhibit Number	Description of Document

10.35***	First Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of October 11, 2000.

10.37****+	Lease Agreement with Quattrocentro Limited, dated as of June 9, 2000.

10.38****+	Lease Agreement with Compagnie des Entrepots et Magasins Generaux de Paris, dated as of July 18, 2000.

10.39****+	Second Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of December 22, 2000.

10.40****	Third Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of March 8, 2001.

10.41*****+

Fourth Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, acting in partnership under the name Naxos-Union Grundstucksverwaltungsgesellschaft GbR, dated as of July 3, 2001.

10.42*****+	First Amendment to Deed of Lease with TrizecHahn Beaumeade Technology Center LLC, dated as of March 22, 2001.

10.43*****+	First Lease Amendment Agreement with Market Halsey Urban Renewal, LLC, dated as of May 23, 2001.

10.44*****+	First Amendment to Lease with Nexcomm Asset Acquisition I, L.P., dated as of April 18, 2000.

10.45*****+	Amendment to Lease Agreement with Burlington Realty Associates III Limited Partnership, dated as of December 18, 2000.

10.46******	First Modification to Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated as of September 26, 2001.

10.47******	Amended and Restated Credit and Guaranty Agreement, dated as of September 30, 2001.

10.48******	2001 Supplemental Stock Plan.

10.49*******	Deed Terminating a Commercial Lease with Compagnie des Entrepots et Magasins Generaux de Paris, dated as of September 7, 2001.

10.50********	Agreement terminating the Lease Agreement with Naxos Schmirdelwork Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of April 26, 2002.

10.51********	Agreement to Surrender of a Lease Agreement by and between Equinix UK Limited and Quattrocentro Limited, dated as of February 27, 2002.

10.52********	Termination Agreement by and among Equinix, Inc. and Deka Immobilien Investment

Exhibit Number	Description of Document

GMBH, successor in title to GIP Airport B.V., dated as of February 18, 2002, terminating the Lease Agreement with GIP Airport B.V., dated as of April 28, 2000.

10.53********	Second Modification to Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated as of May 20, 2002.

10.54********+	Amended and Restated Master Service Agreement by and between International Business Machines Corporation and Equinix, Inc., dated as of May 1, 2002.

10.55********	Agreement for Termination of Lease and Voluntary Surrender of Premises by and between ARE-2425/2400/2450 Garcia Bayshore LLC and Equinix Operating Co., Inc., dated as of July 12, 2002.

10.56*********+	Second Amendment to Lease Agreement with Burlington Realty Associates III Limited Partnership, dated as of October 1, 2002.

10.57*********+	First Amendment to Lease Agreement for property located at 2450 Bayshore Parkway, Mountain View, CA 94043, dated as of October 1, 2002.

10.58*********	Form of Severance Agreement entered into by the Company and each of the Company’s executive officers.

10.59†	Second Amended and Restated Credit and Guaranty Agreement, dated as of December 31, 2002.

10.60†

Governance Agreement by and among Equinix, Inc., STT Communications Ltd., i-STT Communications Ltd.,—STT Investments Pte Ltd and the Pihana Pacific stockholder named therein, dated as of December 31, 2002.

10.61†	Tenancy Agreement over units #06-01, #06-05, #06-06, #06-07 and #06-08 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.62†	Tenancy Agreement over units #05-05, #05-06, #05-07 and #05-08 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.63†	Tenancy Agreement over units #03-01 and #03-02 of Block 28 Ayer Rajah Crescent, Singapore 139959.

10.64†	Tenancy Agreement over units #05-01, #05-02, #05-03 and #05-04 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.65†	Tenancy Agreement over units #03-05, #03-06, #03-07 and #03-08 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.66†	Lease Agreement with Nation Multimedia Group Public Co., Ltd. For 1st and 3rd Floor of Nation Building II, Bangkok, dated as of February 1, 2001.

10.67†	Lease Agreement with Nation Multimedia Group Public Co., Ltd. For 6th Floor of Nation Tower, Bangkok, dated as of October 1, 2001.

10.68†	General Factory Lease Agreement dated February 21, 2001.

Exhibit Number	Description of Document

10.69†	Lease Agreement with Downtown Properties, LLC dated April 10, 2000, as amended.

10.70†	Lease Agreement with Comfort Development Limited dated November 10, 2000.

10.71†	Lease Agreement with PacEast Telecom Corporation dated June 15, 2000, as amended.

10.72†	Lease Agreement Lend Lease Real Estate Investments Limited dated October 20, 2000.

10.73†	Lease Agreement with AIPA Properties, LLC dated November 1, 1999, as amended.

10.74†	Third Modification to Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated as of September 30, 2002.

10.75†	Registration Rights Agreement by and among Equinix and the Initial Purchasers, dated as of December 31, 2002.

10.76†	Securities Purchase Agreement by and among Equinix, the Guarantors and the Purchasers, dated as of October 2, 2002.

10.77†	Series A-1 Convertible Secured Note Due 2007 issued to i-STT Investments Pte Ltd on December 31, 2002.

10.78†	Preferred Stock Warrant issued to i-STT Investments Pte Ltd on December 31, 2002.

10.79†	Change in Control Warrant issued to i-STT Investments Pte Ltd on December 31, 2002.

10.80†††††	Series A Cash Trigger Warrant issued to i-STT Investments Pte Ltd on June 5, 2003.

10.81†††††	Series B Cash Trigger Warrant issued to i-STT Investments Pte Ltd on June 5, 2003.

10.82†	First Supplemental Indenture between Equinix and State Street Bank and Trust Company of California, N.A., as Trustee, dated as of December 28, 2002.

10.83†††

Securities Purchase and Admission Agreement, dated April 29, 2003, among Equinix, certain of Equinix’s subsidiaries, i-STT Investments Pte Ltd, STT Communications Ltd and affiliates of Crosslink Capital.

10.84††††	Sublease by and between Electronics for Imaging as Landlord and Equinix Operating Co., Inc. as Tenant dated February 12, 2003.

10.85†††††	Form of Series A-2 Convertible Secured Note Due 2007 issued to entities affiliated with Crosslink Ventures on June 5, 2003.

10.86†††††	Form of Common Stock Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003

10.87†††††	Form of Series A-2 Change in Control Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003

10.88†††††	Form of Series A Cash Trigger Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003.

10.89†††††	Form of Series B Cash Trigger Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003.

Exhibit Number	Description of Document

10.90†††††	Expatriate Agreement with Philip Koen, President and Chief Operating Officer of the Company, dated as of June 24, 2003.

10.91†††††	Agreement on the Termination of General Factory Lease Agreement dated May 21, 2003.

16.1*	Letter regarding change in certifying accountant.

21.1†	Subsidiaries of Equinix.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

*	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Registration Statement on Form S-4 (Commission File No. 333-93749).
**	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Registration Statement in Form S-1 (Commission File No. 333-39752).
***	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
****	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.
*****	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
******	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
*******	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001.
********	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
*********	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
**********	Incorporated herein by reference to Annex A of Equinix’s Definitive Proxy Statement filed with the Commission December 12, 2002.
†	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
††	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2002.
†††	Incorporated herein by reference to exhibit 10.1 in the Registrant’s filing on Form 8-K on May 1, 2003.
††††	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.
†††††	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to Equinix’s application for confidential treatment.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES – FORM S-3

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foster City, State of California, on this 12th day of September, 2003.

EQUINIX, INC.

By:	/s/ PETER F. VAN CAMP
Peter F. Van Camp
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Peter F. Van Camp and Renee F. Lanam, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PETER F. VAN CAMP Peter F. Van Camp	Chief Executive Officer and Director (Principal Executive Officer)	September 12, 2003

/S/ RENEE F. LANAM Renee F. Lanam	Chief Financial Officer and Secretary (Principal Financial Officer)	September 12, 2003

/S/ KEITH D. TAYLOR Keith D. Taylor	Vice President, Finance (Principal Accounting Officer)	September 12, 2003

Lee Theng Kiat	Chairman of the Board

/S/ SCOTT KRIENS Scott Kriens	Director	September 12, 2003

/S/ ANDREW S. RACHLEFF Andrew S. Rachleff	Director	September 12, 2003

/S/ MICHELANGELO VOLPI Michelangelo Volpi	Director	September 12, 2003

/S/ JEAN F.H.P. MANDEVILLE Jean F.H.P. Mandeville	Director	September 12, 2003

/S/ STEVEN POY ENG Steven Poy Eng	Director	September 12, 2003

/S/ GARY HROMADKO Gary Hromadko	Director	September 12, 2003

/S/ DENNIS RANEY Dennis Raney	Director	September 12, 2003

Index to Exhibits

Exhibit Number	Description of Document

2.1**********

Combination Agreement, dated as of October 2, 2002, by and among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., i-STT Pte Ltd, STT Communications Ltd., Pihana Pacific, Inc. and Jane Dietze, as representative of the stockholders of Pihana Pacific, Inc.

3.1††	Amended and Restated Certificate of Incorporation of the Registrant, as amended to date.

3.2††	Certificate of Designation of Series A and Series A-1 Convertible Preferred Stock.

3.3†	Bylaws of the Registrant.

3.4†††††	Certificate of Amendment of the Bylaws of the Registrant.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2**	Form of Registrant’s Common Stock certificate.

4.6*	Common Stock Registration Rights Agreement (See Exhibit 10.3).

4.9*	Amended and Restated Investors’ Rights Agreement (See Exhibit 10.6).

4.10†	Registration Rights Agreement (See Exhibit 10.75).

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP.

10.1*	Indenture, dated as of December 1, 1999, by and among the Registrant and State Street Bank and Trust Company of California, N.A. (as trustee).

10.2*	Warrant Agreement, dated as of December 1, 1999, by and among the Registrant and State Street Bank and Trust Company of California, N.A. (as warrant agent).

10.3*

Common Stock Registration Rights Agreement, dated as of December 1, 1999, by and among the Registrant, Benchmark Capital Partners II, L.P., Cisco Systems, Inc., Microsoft Corporation, ePartners, Albert M. Avery, IV and Jay S. Adelson (as investors), and the Initial Purchasers.

10.4*	Registration Rights Agreement, dated as of December 1, 1999, by and among the Registrant and the Initial Purchasers.

10.5*	Form of Indemnification Agreement between the Registrant and each of its officers and directors.

10.6*

Amended and Restated Investors’ Rights Agreement, dated as of May 8, 2000, by and between the Registrant, the Series A Purchasers, the Series B Purchasers, the Series C Purchasers and members of the Registrant’s management.

10.8*	The Registrant’s 1998 Stock Option Plan.

10.9*+	Lease Agreement with Carlyle-Core Chicago LLC, dated as of September 1, 1999.

10.10*+	Lease Agreement with Market Halsey Urban Renewal, LLC, dated as of May 3, 1999.

Exhibit Number	Description of Document

10.11*+	Lease Agreement with Laing Beaumeade, dated as of November 18, 1998.

10.12*+	Lease Agreement with Rose Ventures II, Inc., dated as of June 10, 1999.

10.13*+	Lease Agreement with Carrier Central LA, Inc., as successor in interest to 600 Seventh Street Associates, Inc., dated as of August 8, 1999.

10.14*+	First Amendment to Lease Agreement with TrizecHahn Centers, Inc. (dba TrizecHahn Beaumeade Corporate Management), dated as of October 28, 1999.

10.15*+	Lease Agreement with Nexcomm Asset Acquisition I, L.P., dated as of January 21, 2000.

10.16*+	Lease Agreement with TrizecHahn Centers, Inc. (dba TrizecHahn Beaumeade Corporate Management), dated as of December 15, 1999.

10.17*	Lease Agreement with ARE-2425/2400/2450 Garcia Bayshore LLC, dated as of January 28, 2000.

10.19*+	Master Agreement for Program Management, Site Identification and Evaluation, Engineering and Construction Services between Equinix, Inc. and Bechtel Corporation, dated November 3, 1999.

10.20*+	Agreement between Equinix, Inc. and WorldCom, Inc., dated November 16, 1999.

10.21*	Customer Agreement between Equinix, Inc. and WorldCom, Inc., dated November 16, 1999.

10.22*+	Lease Agreement with GIP Airport B.V., dated as of April 28, 2000.

10.23*	Purchase Agreement between International Business Machines Corporation and Equinix, Inc. dated May 23, 2000.

10.24**	2000 Equity Incentive Plan.

10.25**	2000 Director Option Plan.

10.26**	2000 Employee Stock Purchase Plan.

10.27**	Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated June 21, 2000.

10.28***+	Lease Agreement with TrizecHahn Beaumeade Technology Center LLC, dated as of July 1, 2000.

10.29***+	Lease Agreement with TrizecHahn Beaumeade Technology Center LLC, dated as of May 1, 2000.

10.30***+	Lease Agreement with Carrier Central LA, Inc., as successor in interest to 600 Seventh Street Associates, Inc., dated as of August 24, 2000.

Exhibit Number	Description of Document

10.31***+	Lease Agreement with Burlington Associates III Limited Partnership, dated as of July 24, 2000.

10.32***+	Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of August 7, 2000.

10.33***+	Lease Agreement with Quattrocento Limited, dated as of June 1, 2000.

10.34***	Lease Agreement with ARE-2425/2400/2450 Garcia Bayshore, LLC, dated as of March 20, 2000.

10.35***	First Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of October 11, 2000.

10.37****+	Lease Agreement with Quattrocentro Limited, dated as of June 9, 2000.

10.38****+	Lease Agreement with Compagnie des Entrepots et Magasins Generaux de Paris, dated as of July 18, 2000.

10.39****+	Second Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of December 22, 2000.

10.40****	Third Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of March 8, 2001.

10.41*****+

Fourth Supplement to the Lease Agreement with Naxos Schmirdelwerk Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, acting in partnership under the name Naxos-Union Grundstucksverwaltungsgesellschaft GbR, dated as of July 3, 2001.

10.42*****+	First Amendment to Deed of Lease with TrizecHahn Beaumeade Technology Center LLC, dated as of March 22, 2001.

10.43*****+	First Lease Amendment Agreement with Market Halsey Urban Renewal, LLC, dated as of May 23, 2001.

10.44*****+	First Amendment to Lease with Nexcomm Asset Acquisition I, L.P., dated as of April 18, 2000.

10.45*****+	Amendment to Lease Agreement with Burlington Realty Associates III Limited Partnership, dated as of December 18, 2000.

10.46******	First Modification to Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated as of September 26, 2001.

10.47******	Amended and Restated Credit and Guaranty Agreement, dated as of September 30, 2001.

10.48******	2001 Supplemental Stock Plan.

Exhibit Number	Description of Document

10.49*******	Deed Terminating a Commercial Lease with Compagnie des Entrepots et Magasins Generaux de Paris, dated as of September 7, 2001.

10.50********	Agreement terminating the Lease Agreement with Naxos Schmirdelwork Mainkur GmbH and A.A.A. Aktiengesellschaft Allgemeine Anlageverwaltung vorm. Seilwolff AG von 1890, dated as of April 26, 2002.

10.51********	Agreement to Surrender of a Lease Agreement by and between Equinix UK Limited and Quattrocentro Limited, dated as of February 27, 2002.

10.52********

Termination Agreement by and among Equinix, Inc. and Deka Immobilien Investment GMBH, successor in title to GIP Airport B.V., dated as of February 18, 2002, terminating the Lease Agreement with GIP Airport B.V., dated as of April 28, 2000.

10.53********	Second Modification to Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated as of May 20, 2002.

10.54********+	Amended and Restated Master Service Agreement by and between International Business Machines Corporation and Equinix, Inc., dated as of May 1, 2002.

10.55********	Agreement for Termination of Lease and Voluntary Surrender of Premises by and between ARE-2425/2400/2450 Garcia Bayshore LLC and Equinix Operating Co., Inc., dated as of July 12, 2002.

10.56*********+	Second Amendment to Lease Agreement with Burlington Realty Associates III Limited Partnership, dated as of October 1, 2002.

10.57*********+	First Amendment to Lease Agreement for property located at 2450 Bayshore Parkway, Mountain View, CA 94043, dated as of October 1, 2002.

10.58*********	Form of Severance Agreement entered into by the Company and each of the Company’s executive officers.

10.59†	Second Amended and Restated Credit and Guaranty Agreement, dated as of December 31, 2002.

10.60†

Governance Agreement by and among Equinix, Inc., STT Communications Ltd., i-STT Communications Ltd.,— STT Investments Pte Ltd and the Pihana Pacific stockholder named therein, dated as of December 31, 2002.

10.61†	Tenancy Agreement over units #06-01, #06-05, #06-06, #06-07 and #06-08 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.62†	Tenancy Agreement over units #05-05, #05-06, #05-07 and #05-08 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.63†	Tenancy Agreement over units #03-01 and #03-02 of Block 28 Ayer Rajah Crescent, Singapore 139959.

10.64†	Tenancy Agreement over units #05-01, #05-02, #05-03 and #05-04 of Block 20 Ayer Rajah

Exhibit Number	Description of Document
Crescent, Singapore 139964.

10.65†	Tenancy Agreement over units #03-05, #03-06, #03-07 and #03-08 of Block 20 Ayer Rajah Crescent, Singapore 139964.

10.66†	Lease Agreement with Nation Multimedia Group Public Co., Ltd. For 1st and 3rd Floor of Nation Building II, Bangkok, dated as of February 1, 2001.

10.67†	Lease Agreement with Nation Multimedia Group Public Co., Ltd. For 6th Floor of Nation Tower, Bangkok, dated as of October 1, 2001.

10.68†	General Factory Lease Agreement dated February 21, 2001.

10.69†	Lease Agreement with Downtown Properties, LLC dated April 10, 2000, as amended.

10.70†	Lease Agreement with Comfort Development Limited dated November 10, 2000.

10.71†	Lease Agreement with PacEast Telecom Corporation dated June 15, 2000, as amended.

10.72†	Lease Agreement Lend Lease Real Estate Investments Limited dated October 20, 2000.

10.73†	Lease Agreement with AIPA Properties, LLC dated November 1, 1999, as amended.

10.74†	Third Modification to Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated as of September 30, 2002.

10.75†	Registration Rights Agreement by and among Equinix and the Initial Purchasers, dated as of December 31, 2002.

10.76†	Securities Purchase Agreement by and among Equinix, the Guarantors and the Purchasers, dated as of October 2, 2002.

10.77†	Series A-1 Convertible Secured Note Due 2007 issued to i-STT Investments Pte Ltd on December 31, 2002.

10.78†	Preferred Stock Warrant issued to i-STT Investments Pte Ltd on December 31, 2002.

10.79†	Change in Control Warrant issued to i-STT Investments Pte Ltd on December 31, 2002.

10.80†††††	Series A Cash Trigger Warrant issued to i-STT Investments Pte Ltd on June 5, 2003.

10.81†††††	Series B Cash Trigger Warrant issued to i-STT Investments Pte Ltd on June 5, 2003.

10.82†	First Supplemental Indenture between Equinix and State Street Bank and Trust Company of California, N.A., as Trustee, dated as of December 28, 2002.

10.83†††

Securities Purchase and Admission Agreement, dated April 29, 2003, among Equinix, certain of Equinix’s subsidiaries, i-STT Investments Pte Ltd, STT Communications Ltd and affiliates of Crosslink Capital.

10.84††††	Sublease by and between Electronics for Imaging as Landlord and Equinix Operating Co., Inc. as Tenant dated February 12, 2003.

Exhibit Number	Description of Document

10.85†††††	Form of Series A-2 Convertible Secured Note Due 2007 issued to entities affiliated with Crosslink Ventures on June 5, 2003.

10.86†††††	Form of Common Stock Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003

10.87†††††	Form of Series A-2 Change in Control Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003

10.88†††††	Form of Series A Cash Trigger Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003.

10.89†††††	Form of Series B Cash Trigger Warrant issued to entities affiliated with Crosslink Ventures on June 5, 2003.

10.90†††††	Expatriate Agreement with Philip Koen, President and Chief Operating Officer of the Company, dated as of June 24, 2003.

10.91†††††	Agreement on the Termination of General Factory Lease Agreement dated May 21, 2003.

16.1*	Letter regarding change in certifying accountant.

21.1†	Subsidiaries of Equinix.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

*	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Registration Statement on Form S-4 (Commission File No. 333-93749).
**	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Registration Statement in Form S-1 (Commission File No. 333-39752).
***	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
****	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.
*****	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
******	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
*******	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001.
********	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
*********	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
**********	Incorporated herein by reference to Annex A of Equinix’s Definitive Proxy Statement filed with the Commission December 12, 2002.
†	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
††	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2002.
†††	Incorporated herein by reference to exhibit 10.1 in the Registrant’s filing on Form 8-K on May 1, 2003.
††††	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.
†††††	Incorporated herein by reference to the exhibit of the same number in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to Equinix’s application for confidential treatment.